Filed Pursuant To Rule 424(b)(5)
Registration No. 333-100976

PROSPECTUS SUPPLEMENT

(To Prospectus Dated November 13, 2002)

1,300,000 Common Units

Star Gas Partners, L.P.

Representing Limited Partner Interests

We are offering 1,300,000 common units representing limited partner interests. Our common units are traded on the New York Stock Exchange under the symbol “SGU.” On February 2, 2004, the last reported sales price of our common units on the NYSE was $24.80 per common unit.

Investing in our common units involves risks.

See “ Risk Factors” beginning on page S-8 of this prospectus supplement and page 3 of the accompanying prospectus.

PRICE $24.80 PER COMMON UNIT

	Per Common Unit	Total
Public offering price	$24.80	$32,240,000
Underwriting discount	$1.24	$1,612,000
Proceeds, before expenses, to Star Gas Partners, L.P.	$23.56	$30,628,000

Star Gas Partners, L.P. has granted the underwriters the right to purchase up to an additional 195,000 common units to cover over-allotments. The underwriters expect to deliver the common units to purchasers on or about February 5, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

A.G. Edwards & Sons, Inc.	UBS Investment Bank

RBC Capital Markets

Prospectus supplement dated February 2, 2004

i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS

PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this common unit offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both parts combined.

If the description of the offering varies between the prospectus supplement and the base prospectus, you should rely on the information in the prospectus supplement.

The information in this prospectus supplement is not complete. You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus, and the documents we have incorporated by reference before making any investment decision. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date. Certain capitalized terms used but not defined in this prospectus supplement have the meanings assigned to them in the accompanying prospectus. Throughout this prospectus supplement and the accompanying prospectus, we refer to ourselves, Star Gas Partners, L.P., as “we” or “us” or “Star Gas Partners.”

STAR GAS PARTNERS, L.P.

We are the largest retail distributor of home heating oil and one of the largest retail distributors of propane in the United States, based on volume as reported by the National Oilheat Research Alliance Organization, March 2003, and by LP/Gas magazine, February 2003. Our home heating oil operations serve customers in the Northeast and Mid-Atlantic regions, and our propane operations serve customers in the Midwest and Northeast regions, Florida and Georgia. We are also an independent reseller of natural gas and electricity to residential customers in deregulated energy markets, primarily in the Northeast and Mid-Atlantic regions. For the twelve months ended December 31, 2003, we sold 566.9 million gallons at the heating oil division and 182.4 million gallons at the propane division. For the twelve months ended December 31, 2003, we generated total sales of $1.5 billion.

Recent Developments

Recent and Pending Acquisitions

During fiscal 2003, we acquired three home heating oil dealers with approximately 57.8 million gallons of annual volume for an aggregate purchase price, including long term assets and working capital, of $35.9 million and seven propane dealers with approximately 25.0 million gallons of annual volume, plus other distillates, for an aggregate purchase price of $48.5 million. Since the beginning of fiscal 2004, we have acquired two propane dealers with approximately 1.0 million gallons of annual volume for an aggregate purchase price of $1.8 million.

As part of our ongoing acquisition program, we evaluate potential propane and heating oil acquisition opportunities as they become available. Where appropriate, we conduct due diligence and, if our due diligence is favorable, we enter into negotiations.

Results for the Three Months Ended December 31, 2003

For the fiscal 2004 first quarter ended December 31, 2003, our sales increased 12.7% to a record $434 million, from $385 million in the first quarter of fiscal 2003. This was due to both higher energy prices and increased volume as our acquisition program more than offset weather that was 10% warmer than the relatively cold first quarter in fiscal 2003.

Our operating income for the three months ended December 31, 2003 increased 8.4% to $31.9 million, from $29.4 million for the comparable period in fiscal 2003, despite the first quarter’s warmer weather. This was primarily due to: a) the contribution from 12 acquisitions completed since October 1, 2002; b) increases in heating oil and propane per gallon gross profit margins; and c) improved operating expenses and revenues from related products and services resulting from the heating oil division’s business process improvement program. These increases were partially offset by the impact of warm weather.

Net income for the three months ended December 31, 2003 increased 20.4% to $19.3 million, from $16.0 million in the comparable period last year. This was primarily due to the operating income increase referred to above, as well as the adoption in fiscal 2003 of SFAS No. 142 relating to accounting for goodwill and other intangibles which reduced last year’s first quarter net income by $3.9 million, offset during this year’s fiscal first quarter by an increase in net interest expense of $2.5 million.

Our Business

Home Heating Oil Operations

Through our subsidiary, Petro Holdings, Inc. or “Petro,” we are engaged in delivering heating oil and providing heating equipment repair and maintenance services to approximately 539,000 home heating oil customers in eight states and the District of Columbia as of December 31, 2003. Our heating oil operations are concentrated in the Northeast and Mid-Atlantic regions.

Heating oil is almost exclusively used for space heating by residential and commercial customers. We believe that the sale of heating oil is a stable business due to three factors. First, home heating oil is an essential, non-discretionary product, and sales are typically not impacted by general economic conditions. Second, the majority of our customers automatically receive deliveries without making affirmative purchase decisions. We enhance customer loyalty with our responsive at-home heating equipment repair and maintenance service, which we make available 24 hours per day, 7 days a week. Third, because we sell heating oil with a pass-through pricing mechanism and maintain relatively low levels of inventory, we are not generally affected by changes in the level of oil prices.

As the largest retail distributor of home heating oil, Petro benefits from economies of scale and customer service capabilities that are not available to most of our competitors. We also utilize sophisticated information and communications technology systems to enhance our customer response time and overall service quality that are not affordable by most of our smaller, local competitors.

For the twelve months ended December 31, 2003, approximately 76% of total sales from our heating oil operations were from sales of home heating oil, approximately 16% were from the installation and repair of heating and air conditioning equipment and approximately 8% were from the sale of other petroleum products, including diesel fuel and gasoline, primarily to commercial customers for fleet fuel service. During this period, our home heating oil operations generated total sales of $1.1 billion.

Propane Operations

Through our subsidiary, Star Gas Propane, L.P., or “Star Gas Propane,” we are primarily engaged in the retail distribution of propane and related supplies and equipment to residential, commercial, industrial, agricultural and motor fuel customers. As of December 31, 2003, we served over 350,000 propane customers in seventeen states from 123 branch locations and 130 satellite storage facilities in the Midwest and the Northeast regions, Florida and Georgia. In addition to our retail business, we also serve wholesale customers from our 21 million gallon storage facility in southern Indiana.

Star Gas Propane sells propane to residential customers to meet their space heating and cooking needs and to smaller commercial customers for general space heating purposes. For the twelve months ended December 31, 2003, approximately 68% of our retail volume sales were to residential customers. This provides us with a high level of customer stability and a relatively price insensitive customer base. In addition, because fire safety laws in the states in which we operate do not permit propane tanks to be filled by third-party distributors, our customer stability is further enhanced by our ownership of in excess of 95% of the propane tanks located at our customers’ homes. Similar to our heating oil operations, we sell propane with a pass-through pricing mechanism and maintain relatively low levels of inventory, making our operations generally unaffected by changes in underlying commodity prices.

For the twelve months ended December 31, 2003, approximately 92% of the total sales from our propane operations were to retail customers and approximately 8% were to wholesale customers. Our retail sales have historically had a greater profit margin, more stable customer base and less price sensitivity than our wholesale business. During this period, our propane operations generated total sales of $304.9 million.

Electricity and Natural Gas Operations

Through our subsidiary, Total Gas & Electric, Inc., or “Total Gas & Electric,” we are an independent reseller of natural gas and electricity to approximately 65,000 natural gas and electricity customers in deregulated energy markets primarily in New York, New Jersey, Florida and Maryland as of December 31, 2003. In deregulated energy markets, customers have a choice in selecting energy suppliers to power and/or heat their homes. Competitors range from independent resellers, similar to Total Gas & Electric, to large public utilities. Similar to our heating oil and propane operations, natural gas and electricity are sold to customers using a pass-through pricing mechanism. For the twelve months ended December 31, 2003, Total Gas & Electric generated total sales of $83.7 million.

We continue to evaluate strategic alternatives for Total Gas & Electric, including evaluating the possible sale of the business. An investment advisor has been hired to assist us in this endeavor. We have not made a decision to sell the Total Gas & Electric business but are currently evaluating preliminary interest expressed by potential buyers as well as evaluating other alternatives for the business. A major consideration in our evaluation process is the significant improvement that Total Gas & Electric demonstrated in fiscal 2003 to become a more profitable operation. We would not expect any potential sale to result in a significant gain or loss. In addition, we would not expect that any potential sale would have a significant impact on liquidity on a going forward basis.

Competitive Strengths

High Percentage of Sales to Stable, Higher Margin Residential Customers.    Our heating oil and propane operations concentrate on sales to residential customers who generate higher margins and who are generally more stable purchasers than commercial or industrial customers. Residential demand is typically not affected by the general economy because space heating is considered a non-discretionary item. For the twelve months ended December 31, 2003, sales to residential customers represented 83% of volume at the heating oil division and 68% of volume at the propane division.

Limited Exposure to Commodity Price Changes.    We price our products either on a pass-through basis, based upon market prices at the time of sale, or on a maximum or fixed price basis that is set at the beginning of the heating season. On average, we purchase heating oil and propane 10 days in advance of sale to the consumer at market prices. For our maximum or fixed price customers, we enter into forward contracts or market hedges to maintain our margins and minimize our exposure to commodity price fluctuations.

Significant Economies of Scale and Operating Efficiencies.    Petro is now over 200 times the size of its average competitor (using data compiled from information reported in the Fuel Oil News Magazine, December 2002) and Star Gas Propane is one of the ten largest retail propane distributors in the nation, in each case based on volume. The size and the geographic scope of our operations permit us to achieve economies of scale in purchasing, operations, accounting, credit, collections, marketing and the use of information technology that are not generally available to our smaller competitors. In addition, our size allows us to provide higher levels of customer service for significantly lower cost per customer than our competitors and employ product branding to enhance customer retention. For example, in our heating oil operations, we are utilizing customer call center operations and technology-based service vehicle dispatch in order to maximize customer responsiveness while reducing overall operating costs. Start up challenges associated with the transition to a third party customer call center impacted our customer base in the first quarter of fiscal 2004 and have required unanticipated training and support which will be ongoing through the 2003-2004 heating season. This will reduce the savings otherwise anticipated to be realized from the business redesign project in fiscal 2004.

High Barriers to Entry.    The heating oil and propane industries incorporate a number of characteristics which provide us with a competitive advantage over smaller competitors and new entrants. The labor-intensive nature of the business, which consists of a large number of small transactions, favors larger companies with economies of scale that are able to generate operating efficiencies and effectively manage distribution routes. Customer turnover is generally low and typically occurs as a result of a triggering event such as a home sale or a service failure. A highly fragmented industry with few large operators makes achieving size and scale challenging for new market entrants. Our use of technology to improve our product delivery and customer service is not easily affordable by our smaller heating oil competitors. In addition, because fire safety laws in the states in which we operate do not permit propane tanks to be filled by third-party distributors, our ownership in excess of 95% of the propane tanks located at our customers’ homes further enhances our profitability and customer stability.

Strong Track Record of Disciplined Acquisition and Integration.    The heating oil and propane distribution industries are highly fragmented with approximately 5,200 market establishments in heating oil and approximately 6,300 market establishments in propane as reported by the U.S. Census Bureau’s “Statistics of U.S. Businesses, 2000 U.S.—Heating Oil Dealers” report. These industries are characterized by a large number of relatively small, independently owned and operated local distributors. We have generally purchased family-owned or entrepreneurial operations where existing owners are seeking an exit strategy. We have been successful in purchasing customer lists at attractive multiples and integrating the acquired operations into our infrastructure. Historically, we have financed these acquisitions using a combination of approximately 50% equity and 50% debt.

Experienced Management Team.    We have an experienced and talented management team, representing a balance of diversified experiences and skills. Most of our senior managers have more than 25 years of experience in the heating oil industry, and our Chairman and Chief Executive Officer, Irik Sevin, participated in the acquisition of Petro in 1979. In addition to seasoned industry professionals, we have added new talent from diversified functional and industrial areas to broaden our talents and business perspectives. Our success in attracting, motivating and retaining key management is the result of a performance and profit-based incentive plan and an entrepreneurial work environment.

Business Strategy

Our business strategy is to increase operating profits and cash flow by enhancing our position as a leading retail distributor of propane and home heating oil. The key elements of this strategy include the following:

Continue Focus on Operating Efficiencies.    We will continue to reduce operating costs and streamline our operations primarily through the elimination of redundant systems and further reductions in overhead. As the largest retail distributor of home heating oil and a leading retail distributor of propane in the United States, we can realize further economies of scale in operations, marketing and information technology. By spreading costs over a larger customer base that we believe is difficult for most of our competitors to replicate, we believe that we will continue to generate strong financial results and maintain our industry leadership position.

Further Improve Cash Flow Stability.    Along with our initiatives to improve operating efficiencies, we have weather insurance to protect our heating oil business against weather conditions that are adverse to our business if temperatures are warmer than certain pre-established benchmarks. For fiscal year 2004, we have $20.0 million per year in weather insurance coverage from Swiss Re Financial Products Corporation and Hess Energy Trading Company, LLC, and for each of fiscal years 2005 to 2007, we have $12.5 million per year in weather insurance coverage from Swiss Re Financial Products Corporation.

Enhance Public Awareness of Our Heating Oil Brands.    As part of our business strategy for the heating oil division, we have recently implemented a plan to pursue a branding and marketing initiative to distribute our heating oil products under our two leading brands, Petro and Meenan Oil. We believe that this strategy will allow our heating oil division to develop brand recognition and improve customer loyalty.

Improve Customer Penetration and Retention.    We have begun to sell related and complementary products and services, such as air conditioning systems and water treatment products, to leverage our organizational structure and improve our sales penetration with our existing customer base. We continue to increase the quality of our service offerings to our customers through the use of technology and by leveraging the scale of our operations. We believe that these combined actions will further enhance our position with existing and potential customers and allow us to maintain or improve our customer retention.

Pursue Selective Acquisitions.    Our senior management team has developed expertise in identifying acquisition opportunities and integrating acquired customer lists into our operations. Our position as a leading industry consolidator in the heating oil and propane industries provides us with a competitive advantage in evaluating acquisition opportunities. Through our acquisitions, we have been able to consolidate and increase our presence in certain geographic markets, while selectively expanding into new markets, particularly for propane, while maintaining or improving our financial results. Our acquisition strategy has enabled us to achieve our current market position, offers us the ability to continue to achieve operating efficiencies and provides us with economies of scale.

Structure

Star Gas Propane is our operating subsidiary and, together with its direct and indirect subsidiaries, including Petro, accounts for substantially all of our assets, sales and earnings. Both Star Gas Partners and Star Gas Propane are Delaware limited partnerships that were formed in October 1995 in connection with our initial public offering. Star Gas Partners is the sole limited partner of Star Gas Propane with a 99% limited partnership interest.

Our propane operations are conducted through Star Gas Propane and its subsidiaries. Our heating oil operations are conducted through Petro and its direct and indirect subsidiaries. Petro is a Minnesota corporation that is a wholly-owned indirect subsidiary of Star Gas Propane. Our electricity and natural gas operations are conducted through Total Gas & Electric, a Florida corporation, that is a wholly-owned indirect subsidiary of Petro.

The general partner of both Star Gas Partners and Star Gas Propane is Star Gas LLC, a Delaware limited liability company. The Board of Directors of Star Gas LLC is appointed by its members. Star Gas LLC owns an approximate 1% general partner interest in us and also owns an approximate 1% general partner interest in Star Gas Propane.

Star Gas Finance Company is a Delaware corporation that is wholly-owned by Star Gas Partners. Star Gas Finance Company has no material assets and was formed in January 2003 for the sole purpose of being a corporate co-issuer of some of Star Gas Partners’ indebtedness.

Our common units (SGU) and senior subordinated units (SGH) are traded on the New York Stock Exchange.

Offices

Our principal executive offices are located at 2187 Atlantic Street, Stamford, CT 06912-0011, and our phone number at this address is (203) 328-7300.

THE OFFERING

Common units we are offering	1,300,000 (excluding up to 195,000 additional common units that may be issued upon exercise of the over-allotment option)
Common units outstanding after the offering	31,970,528 (excluding over-allotment option)

Distributions of available cash (See page 14 of the accompanying base prospectus)	We intend to distribute, to the extent there is available cash, at least a minimum quarterly distribution of $0.575 per unit, or $2.30 per unit on a yearly basis.

“Available cash” for any quarter consists generally of all cash on hand at the end of that quarter, as adjusted for reserves. The general partner has broad discretion in establishing reserves.

In general, available cash will be distributed per quarter based on the following priorities:

• First, to the common units until each has received $0.575, plus any arrearages from prior quarters.

• Second, to the senior subordinated units until each has received $0.575.

• Third, to the junior subordinated units and general partner units until each has received $0.575.

• Finally, after each unit has received $0.575, available cash will be distributed proportionately to all units until target levels are met.

If distributions of available cash exceed target levels greater than $0.604, the senior subordinated units, junior subordinated units and general partner units will receive incentive distributions.

Timing of distributions (See page 15 of the accompanying base prospectus)	We make distributions to unitholders approximately 45 days after March 31, June 30, September 30 and December 31 on the applicable record date. Investors in the common units we are offering will be entitled to receive the distribution payable on February 13, 2004 to holders of record on February 9, 2004, in respect of the quarter ended December 31, 2003.

Subordination period (See page 15 of the accompanying base prospectus)	The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before March 31, 2006. However, if the general partner is removed under some circumstances, the subordination period will end.

When the subordination period ends, all senior subordinated units and junior subordinated units will convert into Class B common units on a one-for-one basis, and each outstanding common unit will be redesignated as a Class A common unit.

The main difference between the Class A common units and Class B common units is that the Class B common units will continue to have the right to receive incentive distributions.

Incentive distributions (See page 16 of the accompanying base prospectus)	If quarterly distributions of available cash exceed target levels, the senior subordinated units, junior subordinated units and general partner units will receive an increased percentage of distributions, resulting in their receiving a greater amount on a per unit basis than the common units.

RISK FACTORS

You should read carefully the discussion of the material risks relating to an investment in the common units offered by Star Gas Partners under the caption “Risk Factors” beginning on page 3 of the accompanying base prospectus. You should also read carefully the following additional risk factors.

Total Gas & Electric Has Experienced Significant Customer Credit Deficiencies That Have Adversely Affected its Operations.

Since our acquisition of Total Gas & Electric in April 2000, Total Gas & Electric has experienced significant customer credit deficiencies and problems collecting its receivables that we believe were primarily due to the customer solicitation and credit approval policies adopted by prior management. As a result, during the fiscal year ended September 30, 2001, Total Gas & Electric increased its reserve for bad debts by $6.4 million, of which $5.7 million related to terminated accounts. An additional $6.1 million of reserve was provided during the fiscal year ended September 30, 2002, of which $5.8 million was for those terminated accounts, leaving an unreserved accounts receivable balance for the terminated accounts of approximately $0.4 million as of September 30, 2002. For the fiscal year ended September 30, 2003, Total Gas & Electric recorded bad debt expense of $1.2 million. While we believe that Total Gas & Electric’s delinquency and bad debt levels will improve and will ultimately approximate those at our home heating oil and propane segments as a result of our institution of new credit policies and information systems, we cannot assure you that these new initiatives will be successful.

The Risk of Terrorism and Political Unrest in the Middle East May Adversely Affect the Economy and the Price and Availability of Home Heating Oil and Propane.

Terrorist attacks, such as the attacks that occurred in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and political unrest in the Middle East may adversely impact the price and availability of home heating oil and propane, our results of operations, our ability to raise capital and our future growth. The impact that the foregoing may have on our industry in general, and on us in particular, is not known at this time. An act of terror could result in disruptions of crude oil or natural gas supplies and markets, the sources of home heating oil and propane, and our facilities could be direct or indirect targets. Terrorist activity may also hinder our ability to transport propane if our means of transportation become damaged as a result of an attack. Instability in the financial markets as a result of terrorism could also affect our ability to raise capital. Terrorist activity could likely lead to increased volatility in prices for home heating oil and propane. Insurance carriers are routinely excluding coverage for terrorist activities from their normal policies, but are required to offer such coverage as a result of new federal legislation. We have opted to purchase this coverage with respect to our property and casualty insurance programs. This additional coverage has resulted in additional insurance premiums.

Our Substantial Indebtedness and Other Financial Obligations Could Have Important Consequences to You.

We have substantial indebtedness and other financial obligations. As of December 31, 2003, on a pro forma basis, after giving effect to the application of the net proceeds from a $35 million senior notes offering that we completed in January 2004, we had total indebtedness of $532.9 million, excluding working capital borrowings of $72.5 million.

Subject to the restrictions governing Petro’s and Star Gas Propane’s indebtedness and other financial obligations and the indenture governing our senior notes, we may incur significant additional indebtedness and other financial obligations.

For example, our indebtedness could:

•	reduce cash available to make distributions on the common units and partnership securities;

•	make it more difficult for us to satisfy our obligations with respect to our debt securities;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates, since some of our debt is, and will continue to be, at variable rates of interest;

•	have a material adverse effect on us if we fail to comply with financial and restrictive covenants in our debt agreements and an event of default occurs as a result of that failure that is not cured or waived;

•	require us to dedicate a substantial portion of our cash flow from Petro and Star Gas Propane to payments on our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other partnership requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we or Petro or Star Gas Propane are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity capital or sell our assets. We may then be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all.

The terms of our debt instruments, including the guarantee of Petro’s credit facility and its senior secured notes, may limit our ability to distribute cash to our unitholders. We are dependent on cash distributions from Petro and Star Gas Propane and their subsidiaries to service our debt obligations and to make distributions to the holders of our common units and other partnership securities. However, our debt instruments restrict Petro from making distributions to Star Gas Propane and restrict Star Gas Propane from making distributions to Star Gas Partners under certain circumstances and unless certain financial tests are met. In addition, our debt instruments permit quarterly distributions only so long as no default exists or would result from such distribution.

Recently Enacted Legislation May Make Investments in Corporations More Attractive Than They Used to be When Compared to Investments in the Common Units.

In general, under the Jobs and Growth Tax Relief Reconciliation Act of 2003, the maximum tax rate on dividends paid by corporations to individuals will be 15% during 2004 through 2008 and, for taxpayers in the 10% and 15% ordinary income tax brackets, will be 5% in 2004 through 2007 and zero during 2008. This legislation may cause some investments in corporations to be more attractive to individual investors than they used to be when compared to an investment in the common units, thereby exerting downward pressure on the market price of the common units.

USE OF PROCEEDS

We will receive net proceeds from the sale of the common units, assuming no exercise of the over-allotment option, of approximately $30.4 million after deducting estimated underwriting discount and commissions and the estimated expenses of this offering. We will use approximately: (i) $22.5 million of the net proceeds to repay a portion of the outstanding indebtedness ($33.0 million at December 31, 2003) under our home heating oil operations revolving acquisition line of credit, which fully matures on June 30, 2006 and bears interest at a floating rate that, as of December 31, 2003, was 2.8% per year; and (ii) $7.9 million of the net proceeds to repay a portion of the outstanding indebtedness ($16.4 million at December 31, 2003) under our propane operations revolving acquisition lines of credit, which fully mature on September 30, 2006 and bear interest at a floating rate that, as of December 31, 2003, was 2.8% per year.

PRICE RANGE OF COMMON UNITS AND CASH DISTRIBUTIONS

The common units are listed and traded on the New York Stock Exchange under the symbol “SGU.” The common units began trading on December 20, 1995 on the Nasdaq National Market System under the symbol “SGASZ,” at an initial public offering price of $22.00 per common unit. The following table shows the high and low closing prices for the common units on the NYSE and the cash distribution paid per common unit for the quarterly periods indicated.

	Price Range Per Common Unit				Cash Distributions(1)
	High		Low

Fiscal 2002
December 31,	$21.99		$19.41		$0.575
March 31,	21.53		17.94		0.575
June 30,	19.95		18.38		0.575
September 30,	18.42		14.85		0.575

Fiscal 2003
December 31,	$18.81		$16.65		$0.575
March 31,	20.75		18.75		0.575
June 30,	22.79		19.00		0.575
September 30,	22.97		20.91		0.575

Fiscal 2004
December 31,	$24.93		$21.79		$0.575
March 31,	25.03	(2)	22.85	(2)

(1)	Distributions are shown in the quarter they were paid.
(2)	Through February 2, 2004.

The last reported sales price of common units on the NYSE on February 2, 2004 was $24.80 per common unit. As of January 30, 2004, there were 30,670,528 common units outstanding and approximately 920 holders of record of Star Gas Partners’ common units.

On January 29, 2004, we announced that we would pay a $0.575 per unit distribution on our common units, senior subordinated units and junior subordinated units, which will be paid on February 13, 2004 to holders of record on February 9, 2004. Investors in the common units we are offering will be entitled to receive that distribution. The senior subordinated units are listed and traded on the New York Stock Exchange under the symbol “SGH.”

TAX CONSIDERATIONS

We estimate that a holder who acquires common units in the offering and owns those common units through December 31, 2006 will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than approximately 20% of the cash distributed for that period. Star Gas Partners further estimates that for periods after December 31, 2006, the taxable income allocable to a unitholder may constitute an increasing percentage of cash distributed to him. These estimates are based upon many assumptions regarding our business and operations, including other assumptions regarding capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, these estimates are based on current tax law and tax reporting positions that we have adopted or intend to adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual taxable income that will be allocated, as a percentage of distributions, could be higher or lower, and any differences could be material and could materially affect the value of the common units. See “Federal Income Tax Considerations” beginning on page 40 in the base prospectus accompanying this prospectus supplement.

The tax consequences to you of an investment in common units will depend in part on your own tax circumstances. For example, ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, see “Federal Income Tax Considerations” in the base prospectus accompanying this prospectus supplement. You are urged to consult your own tax advisor about the federal, state and local tax consequences peculiar to your circumstances.

The top marginal income tax rate for individuals for 2004 will be 35%. In addition, under current rules applicable to publicly-traded partnerships, we will be required to withhold as taxes 35% of any cash distributions made to foreign unitholders during 2004. In general, net capital gains of an individual are subject to a maximum 15% tax rate if the asset was held for more than 12 months at the time of disposition.

In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution would be reduced.

UNDERWRITING

The underwriters named below have severally agreed, subject to the terms and conditions of the underwriting agreement between the underwriters and us, to purchase from us the respective number of common units indicated in the following table at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement.

Underwriters	Number of Common Units
A.G. Edwards & Sons, Inc.	520,000
UBS Securities LLC	520,000
RBC Dain Rauscher Inc.	260,000

Total	1,300,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will purchase all such common units if any of the units are purchased. The underwriters are obligated to take and pay for all of the common units offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any are taken.

The underwriters have advised us that they propose initially to offer the common units to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of $0.74 per unit. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per unit to certain other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional 195,000 common units at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of common units that the underwriters have agreed to purchase.

To the extent the underwriters exercise such option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional units as the number set forth next to such underwriter’s name in the preceding table bears to the total number of units in the table, and we will be obligated, pursuant to the option, to sell such units to the underwriters.

Star Gas Partners and several of its affiliates have agreed that during the 90 days after the date of this prospectus supplement, they will not, without the prior written consent of A.G. Edwards & Sons, Inc., directly or indirectly, offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of any common units, any securities convertible into, or exercisable or exchangeable for, common units or any other rights to acquire such common units, other than pursuant to employee benefit plans as in existence as of the date of this prospectus supplement and other than in connection with an acquisition by Star Gas Partners, provided the person receiving such common units or other securities in the acquisition agrees to the same restriction. A.G. Edwards & Sons, Inc. may, in its sole discretion, allow any of these parties to dispose of common units prior to the expiration of the 90-day period. There are, however, no agreements between A.G. Edwards & Sons, Inc. and these parties that would allow them to do so. In addition, executive officers and directors of Star Gas Partners have also agreed to a lock-up in similar terms for common units in excess of 5,000 units. Those executive officers and directors together hold approximately 1.4% of the outstanding limited partner units including common units, senior subordinated units and junior subordinated units.

The price of the common units purchased by the underwriters will be the public offering price set forth on the cover page of this prospectus supplement less the following underwriting discount and commissions, to be paid to the underwriters by Star Gas Partners. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise
Per Unit	$1.24	$1.24
Total	$1,612,000	$1,853,800

We expect to incur expenses of approximately $225,000 in connection with this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Until the distribution of the common units is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common units. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common units.

If the underwriters create a short position in the common units in connection with the offering, i.e., if they sell a greater aggregate number of common units than is set forth on the cover page of this prospectus supplement, the underwriters may reduce the short position by purchasing common units in the open market. This is known as a “syndicate covering transaction.” The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase common units in the open market to reduce the selling group members’ short position or to stabilize the price of the common units, they may reclaim the amount of the selling concession from the selling group members who sold those common units as part of the offering.

In general, purchases of the common units for the purpose of stabilization or to reduce a short position could cause the price of the common units to be higher than it might be in the absence of such purchases. The imposition of a penalty bid also may have an effect on the price of the common units to the extent that it discourages resales of the common units.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in the transactions or that the transactions, once commenced, will not be discontinued without notice.

A.G. Edwards & Sons, Inc., UBS Securities LLC and RBC Dain Rauscher Inc. have in the past performed investment banking, underwriting, broker dealer, lending and financial advisory services for Star Gas Partners and its subsidiaries and may continue to perform investment banking, underwriting, broker dealer, lending and financial advisory services for us, and have received customary compensation for these services. In addition, affiliates of UBS Securities LLC and RBC Dain Rauscher Inc. are lenders under our home heating oil division’s credit facility and are receiving customary participation fees in connection therewith.

Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules.

VALIDITY OF COMMON UNITS

The validity of the common units and certain tax matters will be passed upon for Star Gas Partners by Phillips Nizer LLP, New York, New York. Certain legal matters regarding the common units will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York.

PROSPECTUS

Star Gas Partners, L.P.

$200,000,000

Common Units

Partnership Securities

Debt Securities

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

The common units are listed on the New York Stock Exchange under the symbol “SGU.” The last reported sale price of common units on the NYSE on November 7, 2002 was $17.94 per common unit. We will provide information in the prospectus supplement for the trading market, if any, for the debt securities and partnership securities.

You should read “ Risk Factors” beginning on page 3 of this prospectus for a discussion of the material risks relating to an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 13, 2002

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You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where they do not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

GUIDE TO READING THIS PROSPECTUS

The following information should help you understand some of the conventions used in this prospectus.

•	Throughout this prospectus, we refer to ourselves, Star Gas Partners, L.P., as “we” or “us” or “Star Gas Partners.” Generally we refer to ourselves as “we” or “us” when discussing operations (such as “We are the seventh largest retail distributor of propane ”), and as “Star Gas Partners” when discussing our entity or its structure (such as “Star Gas Partners conducts its operations through Star Gas Propane, L.P ”).

•	Except as the context otherwise requires, references to:

(1)	the “Petro transaction” refers to our acquisition of Petroleum Heat and Power Co., Inc. (“Petroleum Heat”) and certain related transactions that closed on March 26, 1999;

(2)	“Petro” refers to Petro Holdings, Inc. and its home heating oil and related operations and those of its subsidiaries;

(3)	our operations prior to the completion of the Petro transaction included the operations of Star Gas Propane, L.P., referred to in this prospectus as “Star Gas Propane” and its subsidiary; and

(4)	our operations from the time of completion of the Petro transaction include all of the operations cited above together with Petro’s home heating oil operations.

•	When we refer to a fiscal year, we are referring to Star Gas Partners’ fiscal year that ends September 30. Historically, Petro has operated on a calendar year basis.

•	This prospectus generally treats Petro’s home heating oil operations as if they had historically been owned and operated by Star Gas Partners. Prior to the Petro transaction, the home heating oil business and operations referred to in this prospectus were owned and operated by Petroleum Heat, which is the parent of our former general partner, except for the home heating oil business and operations of Meenan Oil Co., L.P. (“Meenan”), which was acquired by Petro in August 2001. Following the Petro transaction, the home heating oil business and operations have been operated by Petro and Petro’s wholly-owned subsidiaries, including Petroleum Heat.

•	As part of the Petro transaction, we appointed a new general partner, Star Gas LLC. References to the “general partner” generally refer to Star Gas LLC unless the context refers to the period prior to the Petro transaction, in which case we are referring to Star Gas Corporation.

•	In April 2000, we acquired a 72.7% interest in Total Gas & Electric, Inc., referred to in this prospectus as Total Gas & Electric. In June 2002, we acquired all minority interests in Total Gas & Electric bringing our ownership interest in Total Gas & Electric to 100%.

•	For ease of reference, a glossary of some terms used in this prospectus is included as Annex B to this prospectus. Capitalized terms not otherwise defined in this prospectus have the meanings given in the glossary.

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WHO WE ARE

General

We are the seventh largest retail distributor of propane and the largest retail distributor of home heating oil in the United States. Our propane operations serve customers in the Midwest and Northeast regions, Florida, and Georgia, and our home heating oil operations serve customers in the Northeast and Mid-Atlantic regions. Through our subsidiary, Total Gas & Electric, we are an independent reseller of natural gas and electricity to residential homeowners in deregulated energy markets primarily in the Northeast and Mid-Atlantic regions.

Propane Operations

Our propane operations are primarily engaged in the retail distribution of propane and related supplies and equipment to residential, commercial, industrial, agricultural and motor fuel customers. We serve our approximately 290,000 propane customers from 116 branch locations and 61 satellite storage facilities in the Midwest and the Northeast regions, Florida and Georgia. In addition to our retail business, we also serve wholesale customers from our facilities in southern Indiana.

For the twelve months ended June 30, 2002, approximately 94% of the total sales from our propane operations were to retail customers and approximately 6% were to wholesale customers. Our retail sales have historically had a greater profit margin, more stable customer base and less price sensitivity than our wholesale business. During this period, sales to residential customers represented 66% of the retail propane gallons sold and 75% of propane gross profits.

Home Heating Oil Operations

We are a leading consolidator in the highly fragmented home heating oil industry. We serve approximately 515,000 home heating oil customers from 35 branch locations in the Northeast and Mid-Atlantic regions. We also install and repair heating equipment 24 hours a day, seven days a week, 52 weeks a year. These services are an integral part of our basic home heating oil service, and are designed to maximize customer satisfaction and loyalty.

For the twelve months ended June 30, 2002, approximately 73% of our total sales from the heating oil operations were from sales of home heating oil, approximately 19% were from the installation and repair of heating and air conditioning equipment and approximately 8% were from the sale of other petroleum products, including diesel fuel and gasoline, to commercial customers. During this period, sales to residential customers represented 82% of the retail heating oil gallons sold and 92% of heating oil gross profits.

In order to increase operating efficiencies and reduce operating costs at our home heating oil division, we have commenced a business process redesign program. Under this program, we will install on-board computers in all of our heating oil delivery trucks, improve telephone and computer systems, and provide all of our service technicians with hand-held computers.

Electricity and Natural Gas Operations

Through our subsidiary, Total Gas & Electric, we are an independent reseller of natural gas and electricity to approximately 50,000 residential customers in deregulated energy markets primarily in New York, New Jersey, Florida and Maryland. In deregulated energy markets, customers have a choice in selecting energy suppliers to power and/or heat their homes. Competitors range from independent resellers, similar to Total Gas & Electric, to large public utilities.

Recent Developments

Rating of Home Heating Oil Subsidiary’s Debt Affirmed

On August 9, 2002, Fitch Rating Service affirmed the ‘BBB’ rating on the outstanding Senior Secured Notes of our home heating oil subsidiary. The Senior Secured Notes were removed from Fitch’s Rating Watch Negative where they were placed on June 6, 2002. Fitch’s Rating Outlook is “Negative” pending Petro’s performance during the upcoming heating season.

Weather Insurance

We purchased $20.0 million of weather insurance for the upcoming 2002/2003 winter heating season in order to help minimize the potential impact of weather volatility on our future cash flows. The insurance is based on weather conditions over the past ten years, and it covers weather that is up to approximately 20% warmer than the historical norms during this period. In addition, we acquired $12.5 million of weather insurance to help stabilize the cash flows for the four winters following 2002/2003. We cannot assure you that our weather insurance will be sufficient to offset the adverse effects of warm weather on our operations.

Principal Executive Offices

Our principal executive offices are located at 2187 Atlantic Street, P.O. Box 120011, Stamford, Connecticut 06912, and our telephone number there is (203) 328-7300.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell up to $200 million in aggregate offering price of the common units, partnership securities and debt securities described in this prospectus in one or more offerings. The common units, partnership securities and debt securities are sometimes referred to in this prospectus as the “securities.” Holders of common units and partnership securities are referred to as “unitholders” and holders of debt securities are referred to as “holders.” This prospectus provides you with a general description of us and the securities. Each time we sell securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of its date. You should carefully read this prospectus, the prospectus supplement and the documents we have incorporated by reference under the heading “Incorporation of Certain Documents by Reference.”

RISK FACTORS

Before you invest in the securities, you should be aware that there are risks in doing so, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

If any of the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. In such event, we may be unable to make distributions to our unitholders or pay interest on or the principal of any debt securities, the trading price of our securities could decline and you may lose all or part of your investment.

Risks Inherent in Our Businesses

Since Weather Conditions May Adversely Affect the Demand for Propane, Home Heating Oil, Natural Gas and Electricity, Our Financial Condition Is Vulnerable to Warm Winters

Weather conditions have a significant impact on the demand for both propane and home heating oil because our customers depend on these products principally for space heating purposes. As a result, weather conditions may materially adversely impact our operating results and financial condition. During the peak heating season of October through March, sales of propane represent approximately 70% to 75% of our annual retail propane volume and sales of home heating oil represent approximately 75% to 80% of our annual home heating oil volume. Actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. Furthermore, warmer than normal temperatures in one or more regions in which we operate can significantly decrease the total volume we sell and the gross profit realized on those sales and, consequently, our results of operations. For example, in fiscal 2000 and fiscal 2002, temperatures were significantly warmer than normal for the areas in which we sell propane and home heating oil, which adversely affected the amount of Available Cash from Operating Surplus and EBITDA that we generated during these periods. Weather variations also affect demand for propane from agricultural customers, because dry weather during the harvest season reduces demand for propane used in crop drying. Weather conditions also have a significant impact on the demand for both natural gas and electricity because Total Gas & Electric’s customers depend on these products in part for space heating purposes.

Petro’s Operating Results Will Be Adversely Affected If It Experiences Significant Customer Losses That Are Not Offset or Reduced by Customer Gains

Petro’s net attrition of home heating oil customers averaged approximately 5% per year over the five years through 1998. This rate represents the net of its annual gross customer loss rate of approximately 15% offset by customer gains of approximately 10% per year. In fiscal 1999, Petro had net customer attrition equal to approximately 2.2%, representing gains of approximately 11.9% and gross losses of approximately 14.1%; in fiscal 2000, Petro had net customer gains of approximately 1.3%, representing gains of approximately 14.3% and gross losses of approximately 13.0%; and in fiscal 2001, Petro had net customer attrition of approximately 0.7%, representing gains of approximately 13.1% and gross losses of approximately 13.8%. Customer losses are the result of various factors, including:

•	customer relocations;

•	supplier changes based primarily on price and service;

•	natural gas conversions; and

•	credit problems.

Petro may not be able to achieve net gains of home heating oil customers and may continue to experience customer attrition in the future.

Sudden and Sharp Oil and Propane Price Increases and Substantial Fluctuations in Natural Gas and Electricity Commodity Prices or the Cost of Transmitting and Distributing These Commodities That Cannot Be Passed on to Customers May Adversely Affect Our Operating Results

The retail propane and home heating oil industries are “margin-based” businesses in which gross profits depend on the excess of retail sales prices over supply costs. Consequently, our profitability is sensitive to changes in wholesale prices of propane and heating oil caused by changes in supply or other market conditions. Many of these factors are beyond our control and thus, when there are sudden and sharp increases in the wholesale costs of propane and heating oil, we may not be able to pass on these increases to our customers through retail sales prices. In addition, the timing of cost pass-throughs can significantly affect margins. Wholesale price increases could reduce our gross profits and could, if continuing over an extended period of time, reduce demand by encouraging conservation or conversion to alternative energy sources.

Our home heating oil business also competes for customers with suppliers of alternative energy products, principally natural gas. We could face additional price competition from alternative heating sources such as electricity and natural gas as a result of deregulation in those industries. Over the past five years, conversions by Petro’s customers from heating oil to other sources have averaged approximately 1% per year of the homes it serves.

Substantial fluctuations in energy commodity prices or the cost of transmitting and distributing those energy commodities could increase Total Gas & Electric’s costs of operations.

A Significant Portion of Our Home Heating Oil Volume Is Sold to Capped-Price Customers and Our Operating Results Could Be Adversely Affected By Changes in the Cost of Supply That We Cannot Pass on to These Customers or Otherwise Protect Against

A significant portion of our home heating oil volume is sold to individual customers under an agreement pre-establishing the maximum sales price of home heating oil over a twelve-month period. The maximum price at which home heating oil is sold to these capped-price customers is generally renegotiated prior to the heating season of each year based on current market conditions. We currently enter into forward purchase contracts, futures contracts and option contracts for a substantial majority of the heating oil we sell to these capped-price customers in advance and at a fixed cost. Should events occur after a capped-sales price is established that increases the cost of home heating oil above the amount anticipated, margins for the capped-price customers whose heating oil was not purchased in advance would be lower than expected, while those customers whose heating oil was purchased in advance would be unaffected. Conversely, should events occur during this period that decrease the cost of heating oil below the amount anticipated, margins for the capped-price customers whose heating oil was purchased in advance could be lower than expected, while margins for those customers whose heating oil was not purchased in advance would be unaffected or higher than expected.

Market Volatility and/or Inflation May Cause Us to Sell Inventory at Less Than the Price That We Purchased It, Which Would Adversely Affect Operating Results

Because of the potential volatility of propane prices, the market price for propane could fall below the price at which we purchased it, which could adversely affect gross margin or render sales from inventory unprofitable. Propane is available from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers. We purchase propane from a variety of suppliers under supply contracts and on the spot market. The major portion of propane purchased by us is produced domestically representing approximately 94% in fiscal 2001. To the extent that we purchase propane from Canadian sources, approximately 6% in fiscal 2001, our propane business will be subject to risks of disruption in foreign supply. We attempt to minimize inventory risks by purchasing propane on a short-term basis. During periods of low demand for propane, which generally occur during the summer months, we have on occasion purchased, and may purchase in the future, large volumes of propane at relatively attractive prices for storage in our 21 million gallon Indiana underground storage facility for future resale. We may from time to time engage in transactions, such as options or fixed price contracts to purchase propane, to hedge product costs in an attempt to reduce cost volatility. To date, however, the level of these activities has not been significant and we are currently engaged to only a minor extent in these transactions.

Inflation increases our operating and administrative costs. We attempt to limit the effects of inflation on our operations through cost control efforts, productivity improvement and increases in gross profit margins, however, we cannot assure you that our efforts will be successful.

If We Do Not Make Acquisitions on Economically Acceptable Terms, Our Future Financial Performance Will Be Limited

Neither the propane nor the home heating oil industry is a growth industry because of increased competition from alternative energy sources. A significant portion of our growth in the past decade has been directly tied to the success of our acquisition programs. Accordingly, our future financial performance will depend on our ability to continue to make acquisitions at attractive prices. We cannot assure you that we will be able to identify attractive acquisition candidates, whether in the home heating oil or propane sector, in the future or that we will be able to acquire businesses on economically acceptable terms. In particular, competition for acquisitions in the propane business has intensified and become more costly. Factors that may adversely affect our propane and home heating oil operating and financial results, such as warm weather patterns, may limit our access to capital and adversely affect our ability to make acquisitions. Any acquisition may involve potential risks, including:

•	an increase in our indebtedness;

•	the inability to integrate the operations of the acquired business;

•	the inability to successfully expand our operations into new territories;

•	the diversion of management’s attention from other business concerns; and

•	an excess of customer loss or loss of key employees from the acquired business.

In addition, acquisitions may be dilutive to earnings and distributions to the unitholders and any additional debt incurred to finance acquisitions may affect our ability to make distributions to the unitholders.

Because of the Highly Competitive Nature of the Retail Propane and Home Heating Oil Businesses, We May Not Be Able to Retain Existing Customers or Acquire New Customers, Which Would Have an Adverse Impact on Our Operating Results and Financial Condition

In both our propane and home heating oil businesses, if we are unable to compete effectively, we may lose existing customers or fail to acquire new customers, which would have a material adverse effect on our results of operations and financial condition.

Many of our propane competitors and potential competitors are larger or have substantially greater financial resources than we do, which may provide them with some advantages. Generally, competition in the past few years has intensified, partly as a result of warmer-than-normal weather and general economic conditions. Most of our propane retail branch locations compete with five or more marketers or distributors. The principal factors influencing competition with other retail marketers are:

•	price;

•	reliability and quality of service;

•	responsiveness to customer needs;

•	safety concerns;

•	long-standing customer relationships;

•	the inconvenience of switching tanks and suppliers; and

•	the lack of growth in the industry.

We can make no assurances that we will be able to compete successfully on the basis of these factors. If a competitor attempts to increase market share by reducing prices, our operating results and financial condition could be materially and adversely affected. In addition, competition from alternative energy sources has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity.

Our home heating oil business competes with heating oil distributors offering a broad range of services and prices, from full service distributors, like Petro, to those offering delivery only. Competition with other companies in the home heating oil industry is based primarily on customer service and price. Long-standing customer relationships are typical in the industry. It is customary for companies to deliver home heating oil to their customers based upon weather conditions and historical consumption patterns, without the customer making an affirmative purchase decision. Most companies provide home heating equipment repair service on a 24-hour per day basis. In some cases, homeowners have formed buying cooperatives to purchase fuel oil from distributors at a price lower than individual customers are otherwise able to obtain. As a result of these factors, it may be difficult for Petro to acquire new customers.

Total Gas & Electric Faces Strong Competition From Incumbent Utilities and Other Competitors With Greater Resources and Is Required To Rely on Utilities, With Which It Competes, To Perform Some Functions for Its Customers

Total Gas & Electric faces strong competition from incumbent utilities and other competitors with greater resources, which may limit its ability to acquire customers and materially adversely affect its financial results. Total Gas & Electric is required to rely on utilities, with which it competes, to perform some functions for its customers. Because of this reliance, service failures that are beyond Total Gas & Electric’s control may still lead to poor customer satisfaction and unforeseen costs of operation.

We Are Subject to Operating and Litigation Risks That Could Adversely Affect Our Operating Results to the Extent Not Covered by Insurance

Our operations are subject to all operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing customers with combustible liquids such as propane and home heating oil. As a result, we may be a defendant in various legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in amounts and with coverages and deductibles as we believe are reasonable. However, there can be no assurance that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices. In addition, the occurrence of an explosion, whether or not we are involved, may have an adverse effect on the public’s desire to use our products.

We Are Dependent on Principal Suppliers and Carriers, Increasing the Risk of an Interruption in Supply That Might Result in a Loss of Revenues and/or Customers

During fiscal year 2001, 37% of our propane purchases in the Midwest were purchased on the spot market from various Mont Belvieu, Texas sources, 21% of our propane purchases were from a refinery in Kentucky owned by MarkWest Hydrocarbon, Inc. and 9% were purchased from a refinery in Illinois owned by BP Canada Energy Marketing Corporation. Collectively, our fiscal 2001 propane purchases were purchased from over 20 sources. Although we believe that alternative sources of propane are readily available, if we are unable to purchase propane from our usual sources, the failure to obtain alternate sources at competitive prices and on a timely basis could have a material adverse effect on our business.

Historically, a substantial portion of the propane we purchase has originated in Mont Belvieu, Texas and has been shipped to us through a major common carrier pipeline. Any significant interruption in the service at Mont Belvieu or on the common carrier pipeline could have a material adverse effect on our business.

Our Results of Operations and Financial Condition May Be Adversely Affected by Governmental Regulation and Associated Environmental and Regulatory Costs

Our home heating oil business is subject to a wide range of federal and state laws and regulations related to environmental and other regulated matters. Petro has implemented environmental programs and policies designed to avoid potential liability and costs under applicable environmental laws. It is possible, however, that Petro will have increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with operating or other regulatory permits. New environmental regulations might adversely impact Petro’s operations, including underground storage and transportation of home heating oil. In addition, the environmental risks inherently associated with our home heating oil operations, such as the risks of accidental release or spill, are greater than those associated with our propane operations. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.

In Our Acquisition of Meenan, We Assumed All of Meenan’s Environmental Liabilities

In our acquisition of Meenan in August 2001, we assumed all of Meenan’s environmental liabilities, including those related to the cleanup of contaminated properties, in consideration of a reduction of the purchase price. We established a reserve of $2.8 million upon the closing of the acquisition to cover potential costs associated with remediating known environmental liabilities. While we believe this reserve will be adequate, it is possible that the extent of the contamination at issue or the expense of addressing it could exceed our estimates and thus the costs of remediating these known liabilities could materially exceed the amounts reserved.

If Total Gas & Electric Fails To Comply With State Consumer Protection Laws and Other State Laws and Regulations To Which It Is Subject, It May Have a Material Adverse Effect on Total Gas & Electric’s Operations

Total Gas & Electric is subject to state consumer protection laws and other state laws and regulations. From time to time, Total Gas & Electric has been subject to investigations by the authorities in various jurisdictions into its practices for soliciting customers. To date, Total Gas & Electric has been able to resolve these investigations on a satisfactory basis. Total Gas & Electric has adopted a comprehensive sales compliance program to comply with applicable regulations. However, if Total Gas & Electric fails to comply with these regulations in the future, it may have a material adverse effect on Total Gas & Electric’s operations.

A Reversal of or Delay in the Trend Towards Competitive Restructuring of the Electric and Natural Gas Markets Could Materially Adversely Affect Total Gas & Electric’s Business Prospects and Financial Condition

If the trend towards competitive restructuring of the electric and natural gas markets is delayed or reversed, Total Gas & Electric’s business prospects and financial condition could be materially adversely affected.

Total Gas & Electric Has Experienced Significant Customer Credit Deficiencies That Have Adversely Affected Its Operations

Since our acquisition of Total Gas & Electric in April 2000, Total Gas & Electric has experienced significant customer credit deficiencies and problems collecting its receivables that we believe were primarily due to the customer solicitation and credit approval policies adopted by prior management. As a result, during the fiscal year ended September 30, 2001, Total Gas & Electric increased its reserve for bad debts by $6.4 million, of which $5.7 million related to terminated accounts. An additional $3.5 million of reserve was provided during the nine months ended June 30, 2002, of which $0.9 million was for those terminated accounts, leaving an unreserved accounts receivable balance for the terminated accounts of approximately $2.4 million as of June 30, 2002. While we believe that Total Gas & Electric’s delinquency and bad debt levels will improve and will ultimately approximate those at our home heating oil and propane segments as a result of our institution of new credit policies and information systems, we cannot assure you that these new initiatives will be successful.

Risks Inherent in an Investment in Star Gas Partners

Cash Distributions Are Not Guaranteed and May Fluctuate with Our Performance and Reserve Requirements

Because distributions on the common units and partnership securities are dependent on the amount of cash generated, distributions may fluctuate based on our performance. The actual amount of cash that is available will depend upon numerous factors, including:

•	profitability of operations;

•	required principal and interest payments on debt;

•	cost of acquisitions;

•	issuance of debt and equity securities;

•	fluctuations in working capital;

•	capital expenditures;

•	adjustments in reserves;

•	prevailing economic conditions; and

•	financial, business and other factors.

Some of these factors are beyond the control of the general partner.

The partnership agreement gives the general partner discretion in establishing reserves for the proper conduct of our business. These reserves will also affect the amount of cash available for distribution. The general partner may establish reserves for distributions on the senior subordinated units only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.

The amount of cash needed to pay the minimum quarterly distribution for the next four quarters on units outstanding on the date of this prospectus is approximately $75.4 million. This figure represents $66.6 million for the common units, $7.2 million for the senior subordinated units, $0.8 million for the junior subordinated units and $0.8 million for the general partner units. The amount of distributable cash flow generated in the twelve months ended June 30, 2002 was $39.0 million. This amount does not reflect the full impact of the results of operations of the businesses that we acquired during the twelve-month period (only the results commencing from the date that we acquired the businesses) and does not reflect the results of businesses that we have acquired since June 30, 2002. In addition, we believe that the overall levels of available cash were adversely affected during the twelve months ended June 30, 2002 due to temperatures that were significantly warmer than normal. We have taken measures to reduce the impact of warmer than normal temperatures, such as purchasing weather insurance and reducing operating expenses. However, we cannot assure you that these measures will be sufficient to adequately mitigate the impact of warm weather in the future.

Our Indebtedness May Limit Our Ability to Make Distributions and Affect our Operations

We have debt that is substantial compared to our partners’ capital. Principal and interest payable on this debt will reduce cash available to make distributions on the common units and partnership securities. Under specified circumstances, the terms of our debt instruments, including the guarantee of Petro’s credit facility and its senior secured notes, will limit our ability to distribute cash to our unitholders and to borrow additional funds. The limitations and restrictions in new debt that we and our subsidiaries issue may be more restrictive than those in current debt. In addition, some of our debt is secured by our assets. If we defaulted on this secured debt, the lenders could institute foreclosure proceedings to seize our assets. Any attempt to stay these foreclosure actions by seeking to reorganize under the federal Bankruptcy Code would have a material adverse effect on us and our unitholders.

Provisions Concerning Change of Control, Default and Preclusion From Paying Distributions in Our Debt Instruments May Affect Distributions

Our debt instruments contain provisions relating to a “change of control.” As of June 30, 2002, a change of control of Star Gas Partners would result in approximately $278.3 million of Petro debt becoming immediately due and payable, and would result in the re-rating of approximately $147.7 million of Star Gas Propane debt which could lead to an increase in the interest rate of such debt. A change of control at the Petro level would accelerate the Petro debt but not the Star Gas Propane debt. In either case, this would necessarily affect our ability to make distributions to unitholders. Neither Star Gas Partners nor Petro is restricted from entering into a transaction that would trigger the change of control provisions. If these change of control provisions are triggered, some of the outstanding debt may become due. It is possible that Star Gas Partners or Petro would not have sufficient funds at the time of any change of control to make the required debt payments or that restrictions in its other debt instruments would not permit those payments. In some instances, lenders would have the right to foreclose on Star Gas Partners’ or Petro’s assets if debt payments were not made upon a change of control.

Our Holding Company Structure May Limit Our Ability Repay Debt Securities

We are a holding company and have no material operations and only limited assets. Accordingly, our ability to service our debt obligations will be entirely dependent upon the receipt of distributions from Star Gas Propane and Total Gas & Electric.

Our holding company structure results in two principal risks:

•	Star Gas Propane and Total Gas & Electric may be restricted by contractual provisions or applicable laws from providing us the cash that we need to pay our debt service obligations, including payments on any debt securities we offer under this prospectus; and

•	In any liquidation, reorganization or insolvency proceeding involving Star Gas Partners or in any other proceeding involving claims of creditors (other than Star Gas Partners) of Star Gas Propane and Total Gas & Electric (including trade creditors, secured creditors, taxing authorities and creditors holding guarantees), your claim as a holder of any debt securities we offer under this prospectus will be effectively subordinated and junior to the claims of holders of any indebtedness of Star Gas Propane and Total Gas & Electric. As of June 30, 2002, there was $461.5 million of such indebtedness to financial institutions and $184.6 million of such indebtedness to trade creditors and others.

We Have a Significant Amount of Indebtedness Due in Fiscal 2003 and in Subsequent Fiscal Years

At June 30, 2002, we had $461.5 million of outstanding indebtedness to financial institutions, of which $74.4 million is due to be repaid in fiscal 2003, excluding amounts due under our working capital revolving credit facilities. Of this $74.4 million, $45.3 million was due on October 1, 2002 and was paid from our cash balances on hand. We expect that funding for the remainder of the indebtedness due in fiscal 2003 will be provided by a portion of the proceeds from our September 2002 public offering of common units, funds from indebtedness refinancing and operating cash flow. Although we believe these amounts will be sufficient to fund the balance of our indebtedness due in fiscal 2003, if they are not, it could have a material adverse impact on us and our unitholders. In addition, to the extent that the amounts available to us from these and similar sources are not sufficient to fund indebtedness maturing subsequent to fiscal 2003, this will have a material adverse impact on us and our unitholders.

We May Sell Additional Limited Partner Interests, Diluting Existing Interests of Unitholders

Our partnership agreement generally allows us to issue additional common units and partnership securities. During the subordinated period, however, the number of common units that we may issue is subject to certain limitations that substantially limit our ability to issue additional common units at the present time. These limitations do not apply to issuances in connection with acquisitions and growth capital expenditures that are accretive. When we issue additional equity securities, your proportionate partnership interest will decrease. Such an issuance could negatively affect the amount of cash distributed to unitholders and the market price of common units and partnership securities. Issuance of additional common units will also diminish the relative voting strength of the previously outstanding units. Following the end of the subordination period, there are no limits on the total number of common units or partnership securities that we may issue.

The Partnership Agreement Contains Provisions Intended to Discourage a Change of Management That May Diminish Trading Value

The partnership agreement contains specific provisions that may discourage attempts to remove an incumbent general partner or otherwise change the management of Star Gas Partners. These provisions may diminish the trading price of the units under some circumstances.

Unitholders Have Limited Voting Rights and Do Not Control the General Partner

Unitholders have no right to elect the general partner on an annual or other continuing basis. The general partner manages and operates Star Gas Partners and Star Gas Propane. Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business. The general partner generally may not be removed unless approved by the holders of 66 2/3% of the outstanding units, voting together as a single class but excluding those units held by the general partner and its affiliates. As a result, unitholders have only limited influence on matters affecting our operation, and it would be difficult for third parties to control or influence us. Although the partnership agreement provides that the general partner may not, with specified exceptions, transfer its general partner units to another person before December 31, 2005 unless approved by a unit majority, the members of Star Gas LLC may transfer their limited liability company interests in Star Gas LLC to a third party at any time without the approval of the unitholders.

There Is a Limited Call Right That May Require Unitholders to Sell Their Units at an Undesirable Time or Price

If at any time less than 20% of the outstanding units of any class are held by persons other than the general partner and its affiliates, the general partner has the right to acquire all, but not less than all, of those units held by the unaffiliated persons. The price for these units will generally equal the then-current market price of the units. As a consequence, a unitholder may be required to sell his units at an undesirable time or price. The general partner may assign this acquisition right to any of its affiliates or Star Gas Partners. After the subordination period ends, if we acquire more than 66 2/3% of the Class B common units in a twelve-month period, then we will have a similar call right.

Our Ability to Make Distributions May Be Adversely Affected by Our Obligation to First Reimburse the General Partner

Before we make any distributions on the units, we will reimburse the general partner for all expenses it has incurred on our behalf. The reimbursement of those expenses and the payment of reasonable fees charged by the general partner for services could adversely affect our ability to make distributions. Reimbursable expenses and fees are determined by the general partner in its sole discretion.

Unitholders May Not Have Limited Liability in Some Circumstances

A number of states have not clearly established limitations on the liability of limited partners for the obligations of a limited partnership. If it were determined that we had been conducting business in any state and had failed to comply with the applicable limited partnership statute, or that the rights or exercise of the rights by the limited partners as a group under the partnership agreement constituted participation in the “control” of Star Gas Partners, then a unitholder might be held liable to the same extent as the general partner for our obligations.

The General Partner Has Conflicts of Interest and Limited Fiduciary Responsibilities, Which May Permit the General Partner to Favor Its Own Interests to the Detriment of Unitholders

Conflicts of interest have arisen and could arise in the future as a result of relationships between the general partner and its affiliates, on the one hand, and Star Gas Partners or any of the limited partners, on the other hand. As a result of these conflicts the general partner may favor its own interests and those of its affiliates over the interests of the unitholders. The nature of these conflicts is ongoing and includes the following considerations:

•	The general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty. Unitholders are deemed to have consented to some actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law.

•	The general partner is allowed to take into account the interests of parties in addition to Star Gas Partners in resolving conflicts of interest, thereby limiting its fiduciary duty to the unitholders.

•	Except for Irik P. Sevin, who is subject to a non-competition agreement, the general partner’s affiliates are not prohibited from engaging in other business or activities, including direct competition with us.

•	The general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings and reserves, each of which can impact the amount of cash that is distributed to unitholders.

•	The general partner determines whether to issue additional units or other securities of Star Gas Partners.

•	The general partner determines which costs are reimbursable by us.

•	The general partner controls the enforcement of obligations owed to us by the general partner.

•	The general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•	Some officers of the general partner, who will provide services to us, may also devote significant time to the businesses of the general partner’s affiliates and will be compensated by these affiliates for the services rendered to them.

•	The general partner is not restricted from causing us to pay the general partner or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	In some instances the general partner may borrow funds in order to permit the payment of distributions.

Our Unit Purchase Rights Agreement and Provisions in Our Partnership Agreement May Inhibit a Takeover, Which Could Adversely Affect the Value of Our Partnership Securities.

Our unit purchase rights agreement and partnership agreement contain provisions that could delay or prevent a change in control of our management. These provisions apply even if the offer may be considered beneficial by some of our unitholders. If a change of control is delayed or prevented, the market price of our partnership securities could decline.

Tax Risks to Common Unitholders

The Increase in Taxes Payable By Petro in the Future Will Reduce Dividends to Star Gas Partners, Which May Reduce Distributions to Unitholders

Petro and its corporate affiliates do not expect to pay significant federal income tax for 2002 and for several years thereafter. However, over time the amount of federal income taxes paid by Petro and its corporate affiliates will increase. In addition, a successful IRS challenge to the deductions of Petro, including depreciation or interest, will increase Petro’s and its corporate affiliates’ tax liability. This will reduce the amount of cash that Petro can distribute to us, which in turn will reduce the amount of cash that we can distribute to our unitholders. In addition, Petro and its corporate affiliates do expect to generate earnings and profits, which will make part of the distributions from these entities to Star Gas Partners taxable dividend income to the unitholders. This dividend income cannot be offset by past or future losses generated by our propane activities.

The Petro transaction resulted in income to Petro equal to the difference in the value of the Star Gas Partners units distributed in the merger, including the amount of any debt of which Petro was relieved, and the federal income tax basis Petro had in those units. Petro’s net operating losses generally offset this income and it incurred only nominal tax. The IRS could challenge the amount of Petro’s net operating losses and the use of the net operating losses to offset income realized in the Petro transaction. A successful challenge could reduce the cash we have available for distribution.

The IRS Could Classify Us as an Association Taxable as a Corporation, Which Could Result in Our Paying Tax as an Entity Which Would Substantially Reduce the Cash Available for Distribution to Unitholders

The federal income tax benefit of an investment in Star Gas Partners depends largely on Star Gas Partners’ classification as a partnership for federal income tax purposes. Assuming the accuracy of factual matters represented as true by the general partner and Star Gas Partners, counsel is of the opinion that, as of November 8, 2002, Star Gas Partners has been and will be classified as a partnership for federal income tax purposes. No ruling from the IRS as to classification has been or is expected to be requested. Instead, we intend to rely on the opinion of counsel, which is not binding on the IRS. Based on the representations of Star Gas Partners and the general partner and a review of applicable legal authorities, counsel is also of the opinion that, as of November 8, 2002, at least 90% of our gross income is “qualifying income,” within the meaning of Section 7704 of the Internal Revenue Code. This means that our income is derived from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource or other items. Whether we will continue to be classified as a partnership depends, at least partly, on our ability to continue to meet this qualifying income test in the future.

If we were classified as an association taxable as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates, which top federal tax rate is currently 35%. If this were to occur, distributions to the unitholders would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to the unitholders. Because a tax would be imposed upon Star Gas Partners as an entity, the cash available for distribution to unitholders would be substantially reduced. Treatment of Star Gas Partners as an association that is taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the market value of the units.

There can be no assurance that the law will not change so as to cause Star Gas Partners to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects Star Gas Partners to taxation as a corporation or otherwise subjects Star Gas Partners to entity-level taxation for income tax purposes, then specified provisions of the partnership agreement are subject to change, including a decrease in distributions to reflect the impact of that law on us.

A Unitholder May Be Required to Pay Taxes on Income From Star Gas Partners Even if He Receives No Cash Distributions

A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on his allocable share of our income, whether or not he receives cash distributions from us. No assurance can be given that a unitholder will receive cash distributions equal to his allocable share of our taxable income or even equal to the actual tax liability that results from this allocable share of income. Further, upon the sale of his units, a unitholder may incur a tax liability in excess of the amount of cash he receives.

Investors, Other Than Individuals That Are U.S. Residents, May Have Adverse Tax Consequences From Owning Units

Investment in units by specific tax-exempt entities, regulated investment companies and foreign persons raises issues unique to these persons. For example, for any unitholder that is an organization exempt from federal income tax, including IRAs and other retirement plans, virtually all of the unitholder’s allocable share of taxable income in the first few years will constitute unrelated business taxable income and thus will be taxable to this unitholder.

Because We Are a Registered Tax Shelter, a Unitholder or Star Gas Partners Faces an Increased Risk of an IRS Audit Resulting in Taxes Payable on Star Gas Partners’ and Non-Star Gas Partners’ Income

We are registered with the Secretary of the Treasury as a “tax shelter.” The IRS has issued the following tax shelter registration number to Star Gas Partners: 96026000016. We cannot assure unitholders that we will not be audited by the IRS or that adjustments to our income or losses will not be made. Any unitholder owning less than a 1% profit interest in Star Gas Partners has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in the unitholders’ tax returns and may lead to audits of unitholders’ tax returns and adjustments of items unrelated to us. Each unitholder is responsible for any tax owed as the result of an examination of his personal tax return.

There Is a Possibility of Loss of Tax Benefits Relating to Nonuniformity of Common Units and Nonconforming Depreciation Conventions

Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions that to a certain extent may arguably not conform to Treasury regulations. In addition, under our partnership agreement, the general partner is authorized to adopt a convention to preserve the uniformity of units even if that convention is not consistent with Treasury regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of common units and could have a negative impact on the value of the common units.

There Are State, Local and Other Taxes To Which Unitholders Will Probably Be Subject Solely Because of an Investment in the Units

In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We anticipate that substantially all of our income will be generated in the following states: Connecticut, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and West Virginia and Wisconsin. Each of these states currently imposes a personal income tax; however, New Hampshire’s tax applies only to interest and dividend income. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of him. Counsel has not rendered an opinion on the state or local tax consequences of ownership or sale of units.

USE OF PROCEEDS

Except as we may otherwise disclose in a prospectus supplement relating to an offering of securities, we will use the net proceeds from the sale of the securities for general partnership purposes. If we decide to allocate the net proceeds of an offering of securities to a specific purpose, we will make this decision at the time of the offering and we will describe this allocation in the related prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratio of earnings to fixed charges of Star Gas Partners for the periods indicated.

	Fiscal Year Ended September 30,							Nine Months Ended June 30, 2002
	1997		1998	1999	2000		2001
Ratio of earnings to fixed charges	1.27	x	—	—	1.06	x	—	2.2x

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, the amortization of deferred debt issuance costs and the portion of operating rental expense that is representative of the interest factor. Earnings were inadequate to cover fixed charges by $0.9 million for the fiscal year ended September 30, 1998; and $44.3 million for the fiscal year ended September 30, 1999. On a pro forma basis after giving effect to the Petro transaction, the ratio of earnings to fixed charges was 1.07x for the fiscal year ended September 30, 1999. Earnings were inadequate to cover fixed charges by $5.2 million for the fiscal year ended September 30, 2001.

CASH DISTRIBUTION POLICY

General Description of Cash Distribution

In general, we distribute to our partners on a quarterly basis, all of our Available Cash in the manner described below. Available Cash is defined in the glossary and generally means, for any of our fiscal quarters, all cash on hand at the end of that quarter, less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the general partner to:

(1)	provide for the proper conduct of our business;

(2)	comply with applicable law, any of our debt instruments or other agreements; or

(3)	provide funds for distributions to the common unitholders and the senior subordinated unitholders during the next four quarters, in some circumstances.

The general partner may not establish cash reserves for distributions to the senior subordinated units unless the general partner has determined that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any common unit arrearages for the next four quarters. As discussed below, the restrictions on distributions to senior subordinated units, junior subordinated units and general partner units could result in cash that would otherwise be Available Cash being reserved for other purposes.

Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus. This distinction affects the amounts distributed among different classes of units. See “—Quarterly Distributions of Available Cash.”

Operating Surplus is defined in the glossary and generally means:

(1)	the cash balance of Star Gas Partners on the date we began operations, plus approximately $20.3 million, plus all of our cash receipts, excluding cash receipts that constitute Capital Surplus; less

(2)	all of our operating expenses, debt service payments, maintenance capital expenditures and reserves established for future operations; provided, however, that Operating Surplus is calculated without any reduction for costs or expenses incurred in the Petro transaction.

Capital Surplus is also defined in the glossary and is generally generated only by borrowings other than for working capital purposes, sales of debt and equity securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets, all as disposed of in the ordinary course of business.

All Available Cash distributed from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since our commencement equals the Operating Surplus as of the end of the quarter before that distribution. This method of cash distribution avoids the difficulty of trying to determine whether Available Cash is distributed from Operating Surplus or Capital Surplus. Any excess Available Cash, irrespective of its source, will be deemed to be Capital Surplus and distributed accordingly.

If Capital Surplus is distributed on each common unit issued in our initial public offering in an aggregate amount per unit equal to $22.00 per common unit, the distinction between Operating Surplus and Capital Surplus will cease. All distributions after that date will be treated as from Operating Surplus. The general partner does not expect that there will be significant distributions from Capital Surplus.

The senior subordinated units and the junior subordinated units are each a separate class of interests in Star Gas Partners, and the rights of holders of those interests to participate in distributions differ from the rights of the holders of common units. When issued, the Class B common units will also be a separate class of interests in Star Gas Partners.

Quarterly Distributions of Available Cash

Except for the limitations and prohibitions on distributions discussed below, we will make distributions to our partners for each of our fiscal quarters before liquidation in an amount equal to all of our Available Cash for that quarter. Distributions will be made approximately 45 days after each March 31, June 30, September 30 and December 31, to holders of record on the applicable record date. For a discussion of the restrictions on distributions to the holders of subordinated interests, see “—Limitations and Prohibitions on Distributions on Subordinated Interests.”

Upon expiration of the subordination period, all senior subordinated units and junior subordinated units will be converted, on a one-for-one basis, into Class B common units, and distributions on the general partner units will no longer be subordinated to distributions on the common units. All references to common units after the expiration of the subordination period are references to Class A common units and Class B common units, collectively, unless otherwise indicated. Neither Class A common units nor Class B common units will accrue arrearages for any quarter after the subordination period, and senior subordinated units, junior subordinated units and general partner units will not accrue any arrearages on distributions for any quarter.

Distributions of Available Cash from Operating Surplus During the Subordination Period

The subordination period is defined in the glossary and will generally extend until the first day of any quarter beginning on or after October 1, 2002 that each of the following three events occur:

(1)	distributions of Available Cash from Operating Surplus on the common units, senior subordinated units, junior subordinated units and general partner units equal or exceed the sum of the minimum quarterly distributions on all of the outstanding common units, senior subordinated units, junior subordinated units and general partner units for each of the three non-overlapping four-quarter periods immediately preceding that date;

(2)

the Adjusted Operating Surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units, senior subordinated units, junior subordinated units and general partner units during those periods on a fully diluted basis for employee options or other employee incentive compensation. This includes all outstanding units and all common units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest before the end of the quarter immediately following the quarter for which the determination is made. It also includes all units that have as of the date of determination been earned by but not yet issued to our management for incentive compensation; and

(3)	there are no arrearages in payment of the minimum quarterly distribution on the common units.

In specific circumstances, if the general partner is removed without cause, the subordination period will end, any existing arrearages on the common units will be extinguished, the senior subordinated units and junior subordinated units will immediately convert into Class B common units and distributions on the general partner units will no longer be subordinated.

Distributions of Available Cash from Operating Surplus for any quarter during the subordination period will be made in the following manner:

•	First, 100% to the common units, pro rata, until there has been distributed for each common unit an amount equal to the minimum quarterly distribution for that quarter.

•	Second, 100% to the common units, pro rata, until there has been distributed for each common unit an amount equal to any cumulative common unit arrearages on each common unit for any prior quarter.

•	Third, 100% to the senior subordinated units, pro rata, until there has been distributed for each senior subordinated unit an amount equal to the minimum quarterly distribution for that quarter.

•	Fourth, 100% to the junior subordinated units and general partner units, pro rata, until there has been distributed for each junior subordinated unit and general partner unit an amount equal to the minimum quarterly distribution for that quarter.

•	Thereafter, in the manner described in “—Incentive Distributions During the Subordination Period” below.

The general partner has a 1.85% general partner interest in Star Gas Partners in the form of general partner units and a 0.01% general partner interest in Star Gas Propane. References in this prospectus to distributions on the general partner units disregard the general partner’s 0.01% general partner interest in Star Gas Propane.

Distributions of Available Cash from Operating Surplus After the Subordination Period

Distributions of Available Cash from Operating Surplus for any quarter after the subordination period will be made in the following manner:

(1)	First, 100% to all units, pro rata, until there has been distributed to each unit an amount equal to the minimum quarterly distribution for that quarter.

(2)	Thereafter, in the manner described in “—Incentive Distributions After the Subordination Period” below.

Incentive Distributions During the Subordination Period

For any quarter that both (1) and (2) below occur, holders of the senior subordinated units, junior subordinated units and general partner units will receive incentive distributions as described below.

(1)	Available Cash from Operating Surplus is distributed to each of the common units, senior subordinated units, junior subordinated units and general partner units in an amount equal to the minimum quarterly distribution.

(2)	Available Cash has been distributed on outstanding common units in the amount as may be necessary to eliminate any cumulative common unit arrearages.

After the distributions described in (1) and (2) above are met, additional Available Cash from Operating Surplus for that quarter will be distributed among the units in the following manner:

•	First, 100% to all units, until each unit has received, in addition to any distributions to the common units to eliminate any cumulative common unit arrearages, a total of $0.604 per unit for that quarter (the “First Target Distribution”).

•	Second, 86.7% to all units, pro rata, and 13.3% to all senior subordinated units, junior subordinated units and general partner units, pro rata, until each common unit has received, in addition to any distributions to eliminate any cumulative common unit arrearages, a total of $0.711 per unit for that quarter (the “Second Target Distribution”).

•	Third, 76.5% to all units, pro rata, and 23.5% to all senior subordinated units, junior subordinated units and general partner units, pro rata, until each common unit has received, in addition to any distributions to eliminate any cumulative common unit arrearages, a total of $0.926 per unit for that quarter (the “Third Target Distribution”).

•	Thereafter, 51.0% to all units, pro rata, and 49.0% to all senior subordinated units, junior subordinated units and general partner units, pro rata.

The partnership agreement may not be amended, including the issuance of additional Star Gas Partners securities, in any manner that would increase the aggregate amount of incentive distributions without the approval of a majority of the outstanding units of the classes, each class voting separately, that would be adversely affected.

The following table illustrates the amount of Available Cash from Operating Surplus distributed pro rata as the base distribution to all unitholders pro rata and the percentage of Available Cash distributed as incentive distributions to the holders of senior subordinated units, junior subordinated units and general partner units only at the target distribution levels. The percentages in the table below are the percentage interests of the unitholders in Available Cash from Operating Surplus distributed as base distributions to all unitholders and distributed as incentive distributions based on the number of units outstanding on the date of this prospectus.

	Quarterly Distribution Amount per Common Unit	Percentage of Available Cash Distributed as Base Distributions	Percentage of Available Cash Distributed as Incentive Distributions	Percentage of Available Cash Distributed as Incentive Distributions to the Specified Unit Class
				Senior Subordinated Units	Junior Subordinated Units	General Partner Units
Minimum Quarterly Distribution	$0.575	100.0%	—	—	—	—
First Target Distribution	0.604	100.0	—	—	—	—
Second Target Distribution	0.711	86.7	13.3%	11.0%	1.2%	1.1%
Third Target Distribution	0.926	76.5	23.5	19.4	2.1	2.0
Thereafter	—	51.0	49.0	40.4	4.4	4.2

The percentage allocation of incentive distributions among senior subordinated units, junior subordinated units and general partner units will change in the future if there are additional non-proportional issuances of units.

Incentive Distributions After the Subordination Period

For any quarter for which Available Cash from Operating Surplus is distributed to each of the Class A common units, the Class B common units and general partner units in an amount equal to the minimum quarterly distribution, then any additional Available Cash from Operating Surplus for that quarter will be distributed among the unitholders in the following manner:

•	First, 100% to all units, pro rata, until each unit has received the First Target Distribution.

•	Second, 86.7% to all units, pro rata, and 13.3% to all Class B common units and general partner units, pro rata, until each Class A common unit has received the Second Target Distribution.

•	Third, 76.5% to all units, pro rata, and 23.5% to all Class B common units and general partner units, pro rata, until each Class A common unit has received the Third Target Distribution.

•	Thereafter, 51% to all units, pro rata, and 49% to all Class B common units and general partner units, pro rata.

Distributions from Capital Surplus

Distributions of Available Cash from Capital Surplus will be made 100% on all units, pro rata, until each common unit that was issued in our initial public offering has received distributions equal to $22.00. This was the unit price from the initial public offering. Thereafter, all distributions from Capital Surplus will be distributed as if they were from Operating Surplus.

When a distribution is made from Capital Surplus, it is treated as if it were a repayment of the unit price from the initial public offering. To reflect repayment, the minimum quarterly distribution and the target distribution levels will be adjusted downward by multiplying each amount by a fraction. This fraction is determined as follows: the numerator is the unrecovered initial unit price immediately after giving effect to the repayment and the denominator is the unrecovered initial unit price immediately before the repayment. For example, based on the unrecovered initial unit price of $22.00 per unit and assuming Available Cash from Capital Surplus of $11.00 per unit is distributed on all common units issued in the initial public offering, then the amount of the minimum quarterly distribution and the target distribution levels would each be reduced to 50% of its initial level.

A “payback” of the unit price from the initial public offering occurs when the unrecovered initial unit price is zero. At that time, the minimum quarterly distribution and the target distribution levels each will have been reduced to zero. All distributions of Available Cash from all sources after that time will be treated as if they were from Operating Surplus. Because the minimum quarterly distribution and the target distribution levels will have been reduced to zero, the holders of the rights to incentive distributions will then be entitled to receive 49% of all distributions of Available Cash, after distributions for cumulative common unit arrearages.

Distributions from Capital Surplus will not reduce the minimum quarterly distribution or any of the target distribution levels for the quarter in which they are distributed.

Limitations and Prohibitions on Distributions on Subordinated Interests

Distributions on the senior subordinated units, junior subordinated units and general partner units were prohibited during our fiscal year 1999 following the completion of the Petro transaction. There was no prohibition on distributions to common units during this time and all minimum quarterly distributions were paid to common unitholders.

Beginning with the first quarter of our fiscal year 2000, which began on October 1, 1999, no distributions will be made on the senior subordinated units, junior subordinated units or general partner units, unless the aggregate amount of distributions on all units for all quarters, beginning with the first quarter of our fiscal year 2000, is equal to or less than the total Operating Surplus generated by us since October 1, 1999. Solely for purposes of this limitation, Operating Surplus does not include our cash balance on the date we began operations, plus approximately $20.3 million.

The holders of the senior subordinated units, junior subordinated units and general partner units are not prohibited from receiving distributions from Capital Surplus in a partial liquidation during the subordination period.

Adjustment of Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjustments made upon a distribution of Available Cash from Capital Surplus, the following will each be proportionately adjusted upward or downward, as appropriate, if any combination or subdivision of units should occur:

(1)	the minimum quarterly distribution;

(2)	the target distribution levels;

(3)	the unrecovered initial unit price;

(4)	the number of additional common units issuable during the subordination period without a unitholder vote;

(5)	the number of Class B common units issuable upon conversion of the senior subordinated units and the junior subordinated units; and

(6)	other amounts calculated on a per unit basis.

However, no adjustment will be made by reason of the issuance of additional units for cash or property. For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level.

The minimum quarterly distribution and target distribution levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In this event, the minimum quarterly distribution and target distribution levels for each quarter after that time would be reduced to amounts equal to the product of:

(1)	the minimum quarterly distribution or target distribution level; multiplied by

(2)	one minus the sum of:

(x)	the highest marginal federal corporate income tax rate to which we are then subject as an entity; plus

(y)	any increase in the effective overall state and local income tax rate to which we are subject as a result of the new imposition of the entity level tax, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes, but only to the extent of the increase in rates resulting from that legislation or interpretation.

For example, assuming we are not previously subject to state and local income tax, if we were to become taxable as an entity for federal income tax purposes and we became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of the amount thereof immediately before the adjustment.

The minimum quarterly distributions and target level distributions may also be adjusted in connection with the occurrence of certain events under our unit purchase rights agreement.

Issuance of Additional Senior Subordinated Units

The partnership agreement provides for the issuance of up to 909,000 additional senior subordinated units if Petro meets specified financial tests. Specifically, if the dollar amount of Petro Adjusted Operating Surplus per Petro Unit equals or exceeds $2.90 for any four-quarter period that occurs between the first and fifth anniversaries of the Petro transaction, we will issue 303,000 senior subordinated units to the holders of the senior subordinated units, junior subordinated units and general partner units of record for the final quarter of that four-quarter period. After the end of the subordination period, we would instead issue 303,000 Class B common units to the holders of the Class B common units and the general partner units. In any case, we may not issue more than 303,000 senior subordinated units or Class B common units in any 365-day period. Furthermore, we may not issue more than 909,000 senior subordinated units or Class B common units under this provision in the aggregate. We will not issue any fractional units in the issuance of these additional units but will pay to each holder who would otherwise be entitled to a fractional unit an amount in cash in lieu of those fractional units. The amount of cash to be paid will be determined by multiplying the fraction by the current market price of a senior subordinated unit or a Class B common unit, as the case may be. For this purpose, the current market price is set as of the date three days prior to issuance of the additional units. On the first day after the record date for distributions for the first quarter ending on or after the fifth anniversary of completion of the Petro transaction, the right to receive the additional units shall lapse and all conversion rights shall cease to exist. On November 14, 2001, we distributed 303,000 senior subordinated units, pro rata, to the holders of record on November 5, 2001 of the senior subordinated units, junior subordinated units and general partner units, following our announcement that the partnership had achieved the specified financial test for the four quarter period ended September 30, 2001.

In addition, in lieu of a portion of the cash purchase price that would otherwise be due to the holders of the Petro 12 7/8% preferred stock, we may in the future issue an additional 175,000 senior subordinated units.

“Petro Adjusted Operating Surplus” means, for any four-quarter period, the Adjusted Operating Surplus generated by Petro, which includes all subsidiaries of Star Gas Partners primarily engaged in the home heating oil business, during that four quarter period. The determination of this amount is made in good faith by a majority of the members of the board of directors of the general partner acting with the concurrence of the audit committee. In calculating Petro Adjusted Operating Surplus:

(1)	debt service, including the payment of principal, interest and premium on all debt incurred or assumed by Petro or any of its affiliates, the proceeds of which are used by or for the benefit of Petro, including the proceeds from the debt offering, shall be included to the extent that debt service is included in the calculation of Operating Surplus; and

(2)	debt service, including the payment of principal, interest and premium, on all debt incurred or assumed by Petro or any of its affiliates, the proceeds of which are not used by or for the benefit of Petro, shall be excluded.

“Petro Units,” for any date, means the sum of:

(1)	the excess of the number of units outstanding at completion of the Petro transaction over the number of units outstanding immediately before the completion of the Petro transaction;

(2)	the number of units issued by Star Gas Partners after the transaction to the extent the net proceeds of which are contributed to Petro, which for these purposes includes all subsidiaries of Star Gas Partners primarily engaged in the home heating oil business;

(3)	the number of senior subordinated units or Class B common units issued under the partnership agreement based on the performance of Petro; and

(4)	the deemed number of units outstanding based upon a contribution of capital to Petro by Star Gas Partners or any of its affiliates after completion of the transaction, which contribution is not covered by (2) above or traceable to debt proceeds, which number of deemed units is obtained by dividing:

(A)	the amount of that Star Gas Partners’ contribution; by

(B)	the Current Market Price of a common unit, or of a Class A common unit after the termination of the subordination period.

For purposes of (4) above, the amount used to pay down the Petro debt discussed below will be treated as if it were contributed to Petro by Star Gas Partners. Specifically, Petro debt paid or debt allocated to Petro from internally generated funds that exist at Petro only because Petro has not paid dividends up to Star Gas Partners in an amount equal to the distributions that would have been paid on the Petro Units had they been actual outstanding units of Star Gas Partners will fall within (4) above. The distribution per senior subordinated unit of Star Gas Partners shall be the amount that Star Gas Partners would have been deemed to have distributed per Petro Unit had they been actual outstanding units of Star Gas Partners. For purposes of the number of deemed outstanding units in (4) above, those units shall be deemed to be issued on the date of the capital contribution. For purposes of determining the number of outstanding Petro Units for any period of time, the number of units issued under (2), (3) and (4) above shall be determined on a weighted average basis based on the amount of time they have been outstanding. For this purpose, common unit means Class A common unit upon expiration of the subordination period. Petro Units are not “units” as such term is used in this prospectus.

The terms upon which any of the said additional units may be issued may not be amended in a manner that would materially adversely affect the rights of the holders of those units without the affirmative vote of the holders of a majority of the outstanding senior subordinated units, junior subordinated units and general partner units, voting together as a single class.

Distributions of Cash upon Liquidation During the Subordination Period

Following the beginning of the dissolution and liquidation, assets will be sold or otherwise disposed of and the partners’ capital account balances will be adjusted to reflect any resulting gain or loss. The proceeds of liquidation will first be applied to the payment of our creditors in the order of priority provided in the partnership agreement and by law and, thereafter, be distributed on the units in accordance with respective capital account balances, as so adjusted.

Partners are entitled to liquidation distributions in accordance with capital account balances. Although operating losses are allocated on all units pro rata, the allocations of gains and losses attributable to liquidation are intended to favor the holders of outstanding common units over the holders of all other outstanding units, to the extent of the unrecovered initial unit price plus any cumulative common unit arrearages. However, no assurance can be given that there will be sufficient gain upon liquidation of Star Gas Partners to enable the holders of common units to fully recover their unrecovered initial unit price and arrearages, even though there may be cash available for distribution to the holders of senior subordinated units and junior subordinated units. The manner of the adjustment is provided in the partnership agreement. If our liquidation occurs before the end of the subordination period, any gain, or unrealized gain attributable to assets distributed in kind, will be allocated to the partners in the following manner:

•	First, to the partners that have negative balances in their capital accounts, to the extent of and in proportion to, those negative balances.

•	Second, 100% to the common units, pro rata, until the capital account for each common unit is equal to the unrecovered initial unit price for that common unit plus the amount of the minimum quarterly distribution for the fiscal quarter during which the dissolution occurs, plus any cumulative common unit arrearages on those common units.

•	Third, 100% to the senior subordinated units, pro rata, until the capital account for each senior subordinated unit is equal to the unrecovered initial unit price plus the amount of the minimum quarterly distribution for the fiscal quarter during which the dissolution occurs.

•	Fourth, 100% to the junior subordinated units and general partner units, pro rata, until the capital account for each junior subordinated unit is equal to the unrecovered initial unit price plus the amount of the minimum quarterly distribution for the fiscal quarter during which the dissolution occurs.

•

Fifth, 100% to all units, pro rata, until there has been allocated under this clause an amount per common unit equal to (a) the excess of the First Target Distribution per unit over the then effective minimum quarterly distribution per unit for each quarter of Star Gas Partners’ existence, less (b) the amount per common unit of any distributions of Available Cash from Operating Surplus in excess of the then effective minimum quarterly distribution per unit that was distributed 100% to all units, pro rata, for each quarter of Star Gas Partners’ existence.

•	Sixth, 86.7% to all units, pro rata, 13.3% to senior subordinated units, junior subordinated units and general partner units, pro rata, until there has been allocated under this clause an amount per common unit equal to (a) the excess of the Second Target Distribution per common unit over the First Target Distribution per common unit for each quarter of Star Gas Partners’ existence, less (b) the amount per common unit of any distributions of Available Cash from Operating Surplus in excess of the First Target Distribution per common unit but not in excess of the Second Target Distribution for each quarter of Star Gas Partners’ existence.

•	Seventh, 76.5% to all units, pro rata, and 23.5% to all senior subordinated units, junior subordinated units and general partner units, pro rata, until there has been allocated under this clause an amount per common unit equal to (a) the excess of the Third Target Distribution per common unit over the Second Target Distribution but not in excess of the Third Target Distribution for each quarter of Star Gas Partners’ existence.

•	Thereafter, 51.0% to all units, pro rata, and 49.0% to all senior subordinated units, junior subordinated units and general partner units, pro rata.

Any loss or unrealized loss will be allocated to the unitholders in the following manner:

•	First, 100% to the junior subordinated units and general partner units, pro rata, in proportion to the positive balances in their capital accounts until the positive balances in their capital accounts have been reduced to zero.

•	Second, 100% to the senior subordinated units in proportion to the positive balances in their capital accounts until the positive balances in their capital accounts have been reduced to zero.

•	Third, 100% to the common units in proportion to the positive balances in their capital accounts until the positive balances in their capital accounts have been reduced to zero.

•	Thereafter, to the general partner units.

Distributions of Cash upon Liquidation After the Subordination Period

If our liquidation occurs after the end of the subordination period, any gain, or unrealized gain attributable to assets distributed in kind, will be allocated to the partners in the following manner:

•	First, to the partners that have negative balances in their capital accounts to the extent of and in proportion to those negative balances.

•	Second, 100% to all Class A common units and Class B common units, until the capital account for each Class A common unit and Class B common unit is equal to the unrecovered initial unit price, plus the amount of the minimum quarterly distribution for the fiscal quarter during which the dissolution occurs.

•	Third, 100% to all units, pro rata, until there has been allocated under this clause an amount per Class A common unit equal to (a) the excess of the First Target Distribution per Class A common unit over the then effective minimum quarterly distribution for each quarter of our existence, less (b) the amount per Class A common unit of any distributions of Available Cash from Operating Surplus in excess of the then effective minimum quarterly distribution per Class A common unit that was distributed 100% to units, pro rata, for each quarter of our existence.

•

Fourth, 86.7% to all units, pro rata, and 13.3% to Class B common units and general partner units, pro rata, until there has been allocated under this clause an amount per Class A common unit equal to (a) the excess of the Second Target Distribution per Class A common unit over the First Target Distribution per Class A common unit for each quarter of our existence, less (b) the amount per Class A common unit of any distributions of Available Cash from Operating Surplus in excess of the First Target Distribution but not in excess of the Second Target Distribution for each quarter of our existence.

•	Fifth, 76.5% to all units, pro rata, and 23.5% to Class B common units and general partner units, pro rata, until there has been allocated under this clause an amount per Class A common unit equal to (a) the excess of the Third Target Distribution per Class A common unit over the Second Target Distribution per Class A common unit for each quarter of our existence, less (b) the amount per Class A common unit of any distributions of Available Cash from Operating Surplus in excess of the Second Target Distribution but not in excess of the Third Target Distribution for each quarter of our existence.

•	Thereafter, 51.0% to all units, pro rata, and 49.0% to all Class B common units and general partner units, pro rata.

Any loss or unrealized loss will be allocated to the general partner units, the Class A common units and the Class B common units, pro rata, in proportion to the positive balances in their capital accounts, until the positive balances in those capital accounts have been reduced to zero.

Interim adjustments to capital accounts will be made at the time we issue additional interests or make distributions of property. These adjustments will be based on the fair market value of the interests issued or the property distributed and any gain or loss resulting from the adjustments will be allocated to the unitholders in the same manner as gain or loss is allocated upon liquidation.

DESCRIPTION OF THE COMMON UNITS

The common units have been registered under the Exchange Act and we are subject to the reporting and certain other requirements of the Exchange Act. We are required to file periodic reports containing financial and other information with the SEC.

Purchasers of common units in this offering and later transferees of common units, or their brokers, agents or nominees on their behalf, will be required to execute transfer applications. The form of transfer application is included as Annex A to this prospectus and is also shown on the reverse side of the certificate representing common units. Purchasers may hold common units in nominee accounts, provided that the broker, or other nominee, executes and delivers a transfer application and becomes a limited partner. We will be entitled to treat the nominee holder of a common unit as the absolute owner of that unit, and the beneficial owner’s rights will be limited solely to those that it has against the nominee holder.

The Rights of Unitholders

Generally, the common units represent limited partner interests, which entitle the holders of those units to participate in our distributions and exercise the rights or privileges available to limited partners under the partnership agreement. For a description of the relative rights and preferences of holders of common units in and to our distributions, see “Cash Distribution Policy.”

Transfer Agent and Registrar

We have retained Equiserve as registrar and transfer agent for the common units. The transfer agent receives a fee from us for serving in these capacities. All fees charged by the transfer agent for transfers of common units will be borne by us and not by the holders of common units, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by a holder of a common unit and other similar fees or charges will be borne by the unitholder. There will be no charge to holders for disbursements of cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities as transfer agent, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

The transfer agent may resign, or be removed by us. If no successor is appointed within 30 days, the general partner may act as the transfer agent and registrar until a successor is appointed.

Obligations and Procedures for the Transfer of Units

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. The transfer of the common units to persons that purchase directly from underwriters will be accomplished through the completion, execution and delivery of a transfer application by that purchaser for that purchase. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units does the following:

•	becomes the record holder of those units and shall be constituted as an assignee until admitted into Star Gas Partners as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in Star Gas Partners;

•	agrees to be bound by the terms and conditions of, and executes, the partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to the general partner and any liquidator of Star Gas Partners as specified in the partnership agreement; and

•	makes the consents and waivers contained in the partnership agreement.

An assignee will become a substituted limited partner of Star Gas Partners for the transferred common units upon satisfaction of the following two conditions:

•	the consent of the general partner, which may be withheld for any reason in its sole discretion; and

•	the recording of the name of the assignee on the books and records of Star Gas Partners.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in Star Gas Partners for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only the following rights:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in Star Gas Partners for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application for those common units. In addition, such purchaser or transferee may not receive some federal income tax information or reports furnished to record holders of common units. The transferor of common units will have a duty to provide the transferee with all information that may be necessary to obtain registration of the transfer of the common units, but a transferee agrees, by acceptance of the certificate representing common units, that the transferor will not have a duty to insure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects or fails to execute and forward the transfer application to the transfer agent.

DESCRIPTION OF PARTNERSHIP SECURITIES

Limitation on Issuance of Additional Partnership Securities

Except as discussed below, the general partner is authorized to cause us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions established in its sole discretion, without the approval of any limited partners. Partnership securities means any class or series of units of limited partner interest other than common units, any option, right, warrant or appreciation rights relating to these securities or any other type of equity interest or rights to acquire any equity interest that Start Gas Partners may issue according to its partnership agreement.

Except as described in (1) through (3) below, during the subordination period, we may not issue an aggregate of more than 2,500,000 additional common units or units on a parity with the common units without the prior approval of at least a majority of the outstanding common units, other than those held by the general partner and its affiliates.

(1)	If the issuance occurs:

(a)	for an acquisition or a capital improvement; or

(b)	to repay debt incurred for an acquisition or a capital improvement;

in each case, where the acquisition or capital improvement involves assets that would have, on a pro forma basis, resulted in an increase in the amount of Adjusted Operating Surplus calculated on a per units basis for all outstanding units for each of the four most recently completed quarters.

(2)	If the proceeds from the issuance are used exclusively to repay up to $20 million of indebtedness of Star Gas Partners, Star Gas Propane or any of its subsidiaries.

(3)	The issuance of Class B common units upon the conversion of the senior subordinated units and junior subordinated units at the end of the subordination period.

Also, the partnership agreement may not be amended, including to permit the issuance of additional partnership securities, in any manner that would increase the aggregate amount of incentive distributions without the approval of a majority of the outstanding units of the classes, each class voting separately, that would be adversely affected.

Issuance of Additional Partnership Securities

The following is a description of the general terms and provisions of the partnership securities. The particular terms of any series of partnership securities will be described in the applicable prospectus supplement and the amendment to the partnership agreement relating to that series of partnership securities, which will be filed as an exhibit to or incorporated by reference in this prospectus at or prior to the time of issuance of any such series of partnership securities. If so indicated in a prospectus supplement, the terms of any such series may differ from the terms set forth below.

Subject to the limitations described above, the general partner is authorized to approve the issuance of one or more series of partnership securities without further authorization of the limited partners and to fix the number of securities, the designations, rights, privileges, restrictions and conditions of any such series.

The applicable prospectus supplement will set forth the number of securities, particular designation, relative rights and preferences and the limitations of any series of partnership securities in respect of which this prospectus is delivered. The particular terms of any such series will including the following:

•	the maximum number of securities to constitute the series and the designation and ranking thereof;

•	the annual distribution rate, if any, on securities of the series, whether such rate is fixed or variable or both, the dates from which distributions will begin to accrue or accumulate, whether distributions will be cumulative and whether such distributions shall be paid in cash, securities or otherwise;

•	whether the securities of the series will be redeemable and, if so, the price at the terms and conditions on which the securities of the series may be redeemed, including the time during which securities of the series may be redeemed and any accumulated distributions thereof that the holders of the securities of the series shall be entitled to receive upon the redemption thereof;

•	the liquidation preference, if any, applicable to securities of the series;

•	the terms and conditions, if any, on which the securities of the series shall be convertible into, or exchangeable for, securities of any other class or classes of partnership securities, including the price or prices or the rate or rates of conversion or exchange and the method, is any, of adjusting the same; and

•	the voting rights, if any, of the securities of the series.

The holders of partnership securities will have no preemptive rights. Partnership securities will be fully paid and nonassessable when issued upon full payment of the purchase price therefor. The prospectus supplement will contain, if applicable, a description of the material United States federal income tax consequences relating to the purchase and ownership of the series of partnership securities offered by the prospectus supplement. The transfer agent, registrar and distributions disbursement agent for the partnership securities will be designated in the applicable prospectus supplement.

Unit Purchase Rights

Each common unit and each other partnership security consisting of a unit of limited or general partnership interest includes a right to purchase from us a Class A common unit at a purchase price of $80.00 per unit, subject to adjustment. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company as rights agent. We have summarized selected portions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the summary below and the rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Detachment of Rights; Exercisability

The rights are attached to all certificates representing our currently outstanding units and will attach to all unit certificates we issue prior to the “distribution date.” That date will occur, except in some cases, on the earlier of:

•	ten days following a public announcement that a person or group of affiliated or associated persons, who we refer to collectively as an “acquiring person,” has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of either our outstanding common units or the aggregate of our outstanding senior subordinated units and junior subordinated units, or

•	ten business days following the start of a tender offer or exchange offer that would result in a person becoming an acquiring person.

Our general partner may defer the distribution date in some circumstances. Also, some inadvertent acquisitions of our units will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient units.

Until the distribution date:

•	unit certificates will evidence the rights,

•	the rights will be transferable only with those certificates,

•	new unit certificates will contain a notation incorporating the rights agreement by reference, and

•	the surrender for transfer of any unit certificate will also constitute the transfer of the rights associated with the units represented by the certificate.

The rights are not exercisable until the distribution date and will expire at the close of business on April 16, 2011, unless we redeem or exchange them at an earlier date as described below.

As soon as practicable after the distribution date, the rights agent will mail certificates representing the rights to holders of record of units as of the close of business on the distribution date. From that date on, only separate rights certificates will represent the rights. We will issue rights with all units issued prior to the distribution date. We will also issue rights with units issued after the distribution date in connection with some employee benefit plans or upon conversion of some securities. Except as otherwise determined by our board of directors, we will not issue rights with any other units issued after the distribution date.

Flip-In Event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a “permitted offer.” The rights agreement defines “permitted offer” as a tender or exchange offer for all outstanding units at a price and on terms that our general partner determines to be fair to and otherwise in the best interests of our unitholders.

If a flip-in event occurs, each right, other than any right that has become null and void as described below, will become exercisable following the end of the subordination period to receive the number of Class A common units, or in some specified circumstances, cash, property or other securities, which has a “current per unit market price” equal to two times the exercise price of the right. Please refer to the rights agreement for the definition of “current per unit market price.”

Flip-Over Event

A “flip-over event” will occur under the rights agreement when, at any time from and after the time a person becomes an acquiring person:

•	we are acquired or we acquire such person in a merger or other business combination transaction, other than specified mergers that follow a permitted offer, or

•	50% or more of our assets, cash flow or earning power is sold, leased or transferred.

If a flip-over event occurs, each holder of a right, except rights that are voided as described below, will thereafter have the right to receive, on exercise of the right, a number of common units or equivalent securities of the acquiring company that has a current market price equal to two times the exercise price of the right.

When a flip-in event or a flip-over event occurs, all rights that then are, or under the circumstances the rights agreement specifies previously were, beneficially owned by an acquiring person or specified related parties will become null and void in the circumstances the rights agreement specifies.

Class A Common Units

After the distribution date and following the end of the subordination period, each right will entitle the holder to purchase Class A common units, which is how we refer to common units in the partnership agreement following the end of the subordination period. Please refer to the “Description of Common Units” section in this prospectus for additional information about our common units.

Antidilution

The number of rights associated with a unit, the number of Class A common units issuable upon exercise of a right and the exercise price of the right are subject to adjustment in the event of a unit distribution on, or a subdivision, combination or reclassification of, our common units occurring prior to the distribution date. The exercise price of the rights and the number of Class A common units or other securities or property issuable on exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of some specified transactions affecting the common units.

With some exceptions, we will not be required to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. The rights agreement also will not require us to issue fractional Class A common units and, in lieu thereof, we will make a cash payment based on the market price of the common units.

Redemption of Rights

At any time until the time a person becomes an acquiring person, we may redeem the rights in, whole, but not in part, at a price of $0.01 per right, payable, at our option, in cash, securities or such other consideration as our general partner may determine. Upon such redemption, the rights will terminate and the only right of the holders of rights will be to receive the $0.01 redemption price.

Exchange of Rights

At any time after the occurrence of a flip-in event and prior to a person’s becoming the beneficial owner of 50% or more of our outstanding units or the occurrence of a flip-over event, we may exchange the rights, other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void, in whole or in part, at an exchange ratio of one Class A common unit, and/or other equity securities deemed to have the same value as one Class A common unit, per right, subject to adjustment.

Substitution

If we have an insufficient number of authorized but unissued Class A common units available to permit an exercise or exchange of rights upon the occurrence of a flip-in event, we may substitute other specified types of property for Class A common units so long as the total value received by the holder of the rights is equivalent to the value of the Class A common units that the unitholder would otherwise have received. We may substitute cash, property, equity securities or debt, reduce the exercise price of the rights or use any combination of the foregoing.

No Rights as a Unitholder; Taxes

Until a right is exercised, a holder of rights will have no rights to vote or receive distributions or any other rights as a holder of our units. Unitholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our Class A common units, or other consideration, or for the common units or equivalent securities of the acquiring company or are exchanged as described above.

Amendment of Terms of Rights

Our general partner may amend any of the provisions of the rights agreement, other than some specified provisions relating to the principal economic terms of the rights and the expiration date of the rights, at any time prior to the time a person becomes an acquiring person. Thereafter, our general partner may only amend the rights agreement in order to cure any ambiguity, defect or inconsistency or to make changes that do not materially and adversely affect the interests of holders of the rights, excluding the interests of any acquiring person.

Rights Agent

American Stock Transfer & Trust Company serves as rights agent with regard to the rights.

Antitakeover Effects

The rights will have anti-takeover effects. They will cause substantial dilution to any person or group that attempts to acquire us without the approval of our general partner. As a result, the overall effect of the rights may be to make more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our unitholders. Because our general partner can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination approved by our general partner.

Adoption of Amendments to Partnership Agreement

On April 17, 2001, we adopted Amendment No. 1 to our amended and restated partnership agreement to provide for new Article 36, which is substantially the same as Section 203 of the Delaware General Corporation Law.

New Article 36 prohibits an “interested holder,” which is defined generally as a person or group owning 15% or more of the partnership’s outstanding units, from engaging in a “business combination” with the partnership for three years following the date such person became an interested holder unless:

(i)    Before such person or group became an interested holder, the general partner approved either the transaction in which the interested holder became an interested holder or the proposed business combination;

(ii)    Upon consummation of the transaction that resulted in the interested holder becoming an interested holder, the interested holder owns at least 85% of the outstanding units at the time the transaction commenced (excluding units held by the general partner and its affiliates); or

(iii)    Following the transaction in which such person or group became an interested holder, the business combination is approved by the general partner and authorized at a meeting of the unitholders by the affirmative vote of the holders of two-thirds of the outstanding units that are not owned by the interested holder.

Amendment No. 1 also includes certain amendments to the terms of our partnership agreement that are necessary in order to implement the rights agreement.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities will be:

•	our direct secured or unsecured general obligations; and

•	either senior debt securities or subordinated debt securities.

Senior debt securities will be issued under a Senior Indenture and subordinated debt securities will be issued under a Subordinated Indenture. The Senior Indenture and the Subordinated Indenture are each referred to as an “Indenture” and collectively referred to as the “Indentures.” We will enter into the Indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939, as amended (the “TIA”) (together with any other trustee(s) chosen by us and appointed in a supplemental indenture with respect to a particular series of debt securities, the “Trustee”). The Trustee for each series of debt securities will be identified in the applicable prospectus supplement. Any supplemental indentures will be filed by us from time to time by means of an exhibit to a Current Report on Form 8-K and will be available for inspection at the corporate trust office of the Trustee, or as described below under “Where You Can Find More Information.” The Indentures will be subject to, and governed by, the TIA. We will execute an Indenture and supplemental indenture if and when we issue any debt securities.

We have summarized below the material provisions of the Indentures in the following order:

•	those provisions that apply only to the Senior Indenture;

•	those provisions that apply only to the Subordinated Indenture; and

•	those provisions that apply to both Indentures.

We have not restated the Indentures in their entirety in this prospectus. You should read the Indentures, because they, and not this description, control your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the Indentures.

In the Indentures, the term “Subsidiary” means, with respect to any person:

•	any partnership of which more than 50% of the partners’ equity interests (considering all partners’ equity interests as a single class) is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or combination thereof; or

•	any corporation, association or other business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or combination thereof.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to such debt securities. These terms will include some or all of the following:

•	whether the debt securities are senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the assets, if any, that are pledged as security for the payment of the debt securities;

•	whether we will issue the securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the prices at which we will issue the debt securities;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

•	the date or dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional Events of Default or covenants; and

•	any other terms of the debt securities.

Provisions Only in the Senior Indenture

Summary

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt and senior in right of payment to any of our subordinated debt (including the subordinated debt securities). The Senior Indenture will contain provisions that:

•	limit our ability to put liens on our principal assets; and

•	limit our ability to sell and lease back our principal assets.

The Subordinated Indenture will not contain any similar provisions. We have described below these provisions and some of the defined terms used in them.

Limitations on Liens

The Senior Indenture will provide that Star Gas Partners will not, nor will it permit any Subsidiary to, create, assume, incur of suffer to exist any lien upon any property or assets, whether owned or leased on the date of the Senior Indenture or thereafter acquired, to secure any debt of Star Gas Partners or any other person (other than the senior debt securities issued thereunder), without in any such case making effective provision whereby all of the senior debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured.

There is excluded from this restriction:

1.	Permitted Liens (as defined below);

2.	with respect to any series, any lien upon any property or assets of Star Gas Partners or any Subsidiary in existence on the date the senior debt securities of such series are first issued or provided for pursuant to agreements existing on such date;

3.	any lien upon any property or assets created at the time of acquisition of such property or assets by Star Gas Partners or any Subsidiary or within one year after such time to secure all or a portion of indebtedness incurred to refund other indebtedness used to pay the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

4.	any lien upon any property or assets existing thereon at the time of the acquisition thereof by Star Gas Partners or any Subsidiary; provided, however, that such lien only encumbers the property or assets so acquired;

5.	any lien upon property or assets of a person existing thereon at the time such person becomes a Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Subsidiary;

6.

any lien upon any property or assets to secure all or part of indebtedness incurred to refund other indebtedness used to pay the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

7.	liens are imposed by law or order as a result of any proceeding before any court or regulatory body that are being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which Star Gas Partners or the applicable Subsidiary has not exhausted its appellate rights;

8.	any lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a lien upon such property or assets permitted by clauses (1) through (7) above; or

9.	any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refunding or replacements) of liens, in whole or in part, referred to in clauses (1) through (8) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced plus any expenses of Star Gas Partners and its subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding replacement; or

10.	any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of Star Gas Partners or any Subsidiary.

Notwithstanding the foregoing, under the Senior Indenture, Star Gas Partners may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any lien upon any property or assets to secure debt of Star Gas Partners or any person (other than the senior debt securities) that is not excepted by clauses (1) through (10), inclusive, above without securing the senior debt securities issued under the Senior Indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness (as defined below) from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leaseback covenant described below) does not exceed 10% of Consolidated Net Worth (as defined below).

“Permitted Liens” means:

1.	zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of the property or the assets of Star Gas Partners and its Subsidiaries taken as a whole;

2.	any statutory or governmental lien or lien arising by operation of law, or any mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

3.	the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of any property;

4.	liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by Star Gas Partners or any Subsidiary in good faith;

5.	liens of, or to secure performance of, leases, other than capital leases;

6.	any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

7.	any lien upon property or assets acquired or sold by Star Gas Partners or any Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

8.	any lien incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

9.	any lien in favor of Star Gas Partners or any Subsidiary;

10.	any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by Star Gas Partners or any Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

11.	any lien securing industrial development, pollution control or similar revenue bonds;

12.	any lien securing debt of Star Gas Partners or any Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Indenture (including the debt securities) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under this Indenture (including the debt securities), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by Star Gas Partners or any Subsidiary in connection therewith;

13.	liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

14.	any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

15.	liens if any securing the payment of the securities; or

16.	liens existing on any property of any person at the time it becomes a Subsidiary, or existing prior to the time of acquisition (and not created in anticipation of such acquisition) upon any property acquired by Star Gas Partners or any Subsidiary through purchase, merger or consolidation or otherwise, whether or not assumed by or such Subsidiary, provided that (i) any such lien shall be confined solely to the item or items of property so acquired and, if required by the terms of the instrument originally creating such lien, other property which is an improvement to or is acquired for specific use in connection with such acquired property and (ii) the principal amount of the debt secured by any such lien shall at no time exceed an amount equal to the lesser of (A) the cost of such property to Star Gas Partners such Subsidiary, as the case may be, and (B) the fair market value of such property (as determined in good faith by the general partner of Star Gas Partners) at the time such person owning such property becomes a Subsidiary or at the time of such acquisition by Star Gas Partners or such Subsidiary, as the case may be.

“Consolidated Net Worth” means the amount by which

1.	the total assets appearing on a consolidated balance sheet of Star Gas Partners and its Subsidiaries prepared in accordance with generally accepted accounting principles as of the date of determination (after eliminating all amounts properly attributable to minority interests in the stock and surplus, if any, of its Subsidiaries) exceeds

2.	total liabilities of Star Gas Partners and its Subsidiaries appearing on a consolidated balance sheet of Star Gas Partners and its Subsidiaries prepared in accordance with generally accepted accounting principles as of the date of determination, in each case after eliminating all intercompany transactions.

Restriction on Sale-Leasebacks

The Senior Indenture will provide that Star Gas Partners will not and will not permit any Subsidiary to, engage in the sale or transfer by Star Gas Partners or any Subsidiary of any property or assets to a person (other than Star Gas Partners or a Subsidiary) and the taking back by Star Gas Partners or any Subsidiary, as the case may be, of a lease of such property or assets (a “Sale-Leaseback Transaction”), unless:

1.	such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the property or assets subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such property or assets, whichever is later;

2.	the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than the lesser of (A) three years and (B) 60% of the useful remaining life of such property as determined in good faith by the general partner of Star Gas Partners;

3.	Star Gas Partners or such Subsidiary would be entitled to incur debt secured by a lien on the property or assets subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the senior debt securities; or

4.	Star Gas Partners or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any debt of Star Gas Partners or any Subsidiary that is not subordinated to the senior debt securities, or (B) the expenditure or expenditures for property or assets used or to be used in the ordinary course of business of Star Gas Partners or its Subsidiaries.

“Attributable Indebtedness,” when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, repairs, maintenance, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.

Notwithstanding the foregoing, under the Senior Indenture Star Gas Partners may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback together with the aggregate principal amount of outstanding debt (other than the senior debt securities) secured by liens upon property and assets not excepted by clauses (1) through (16), inclusive, of the paragraph defining Permitted Liens above, do not exceed 10% of Consolidated Net Worth.

Provisions Only in the Subordinated Indenture

Subordinated Debt Securities Subordinated to Senior Debt

The subordinated debt securities will rank junior in right of payment to all of our Senior Debt. “Senior Debt” is defined to include all notes or other evidences of indebtedness not expressed to be subordinate or junior in right of payment to the subordinated debt securities or any other indebtedness of Star Gas Partners ranking pari passu or junior in right of payment to the subordinated debt securities.

Payment Blockages

The Subordinated Indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our property are involved in any voluntary or involuntary liquidation or bankruptcy;

•	we fail to pay the principal, interest, any premium or any other amounts on any Senior Debt when due; or

•	we have a nonpayment default on any Senior Debt that imposes a payment blockage on the subordinated debt securities for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The Subordinated Indenture will not limit the amount of Senior Debt that we incur.

Provisions That Apply to Both Indentures

Consolidation, Merger or Asset Sale

Each Indenture will, in general, allow us to consolidate or merge with another domestic entity. They will also allow us to sell, lease or transfer all or substantially all of our property and assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the debt securities and performance of the covenants in the Indentures.

However, we may only consolidate or merge with or into an entity or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indentures, which will include the following requirements:

•	the remaining or acquiring entity is organized under the laws of the United States, any state or the District of Columbia;

•	the remaining or acquiring entity assumes Star Gas Partners’ obligations under the Indentures; and

•	immediately after giving effect to the transaction no Default or Event of Default (as defined below) exists.

The remaining or acquiring entity will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indentures. Thereafter, the successor may exercise our rights and powers under the Indentures, in our name or in its own name. If we sell or transfer all or substantially all of our assets, we will be released from all our liabilities and obligations under the Indentures and under the debt securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the Indentures.

Modification of Indentures

We may modify or amend each Indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the Indenture affected by the modification or amendment consent to it. Without the consent of each outstanding debt security affected, however, no modification may:

•	change the stated maturity of the principal of or any installment of principal of or interest on any debt security;

•	reduce the principal amount of, the interest rate on or the premium payable upon redemption of any debt security;

•	change the redemption date for any debt security;

•	change our obligation, if any, to pay additional amounts;

•	reduce the principal amount of an original discount debt security payable upon acceleration of maturity;

•	change the currency in which any debt security or any premium or interest on any debt security is payable;

•	change the redemption right of any holder;

•	impair the right to institute suit for the enforcement of any payment on any debt security;

•	reduce the percentage in principal amount of outstanding debt securities of any series necessary to modify the Indenture, to waive compliance with certain provisions of the Indenture or to waive certain defaults;

•	reduce quorum or voting requirements;

•	change our obligation to maintain an office or agency in the places and for the purposes required by the Indenture; or

•	modify any of the above provisions.

We may modify or amend the Indenture without the consent of any holders of the debt securities in certain circumstances, including to:

•	provide for the assumption of our obligations under the Indenture and the debt securities by a successor upon any merger, consolidation or asset transfer;

•	add covenants and events of default or to surrender any rights we have under the Indenture;

•	make any change that does not adversely affect any outstanding debt securities of a series in any material respect;

•	secure the senior debt securities as described above under “—Provisions Only in the Senior Indenture—Limitations on Liens”;

•	provide for successor trustees; and

•	cure any ambiguity, omission, defect or inconsistency.

The holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults under the Indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be modified or amended without the consent of each holder affected.

Events of Default and Remedies

“Event of Default,” when used in an Indenture, will mean any of the following:

•	failure to pay the principal of, or any premium on, any debt security when due;

•	failure to pay interest on any debt security for 30 days after such payment is due;

•	failure to perform any other covenant in the Indenture that continues for 60 days after being given written notice;

•	certain events of bankruptcy, insolvency or reorganization of Star Gas Partners; or

•	any other Event of Default included in any Indenture or supplemental indenture.

The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under an Indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration.

Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnification. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities.

No Limit on Amount of Debt Securities

Neither of the Indentures will limit the amount of debt securities that we may issue. Each Indenture allows us to issue debt securities up to the principal amount that we authorize.

Registration of Notes

We may issue debt securities of a series in registered, bearer or coupon form.

Minimum Denominations

Unless the prospectus supplement for each issuance of debt securities states otherwise, the debt securities will be issued in registered form in amounts of $1,000 each or multiples of $1,000.

No Personal Liability of General Partner

Unless otherwise stated in a prospectus supplement and supplemental indenture relating to a series of debt securities being offered, the general partner and its directors, officers, employees and stockholders will not have any liability for our obligations under the Indentures or the debt securities. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the Indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Form, Exchange, Registration and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the Indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

We will appoint the trustee under each Indenture as security registrar for the debt securities issued under that Indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption in part, we will not be required:

•	to issue, register the transfer of or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption; or

•	to register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security we are redeeming in part.

Discharging our Obligations

We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

We may discharge our obligations under the Indentures or release ourselves from covenant restrictions only if we meet certain requirements. Among other things, we must deliver an opinion of our legal counsel that the discharge will not result in holders of debt securities having to recognize taxable income or loss or subject then to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law. We may not have a default on the debt securities discharged on the date of deposit. The discharge may not violate any of our agreements. The discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

Book Entry, Delivery and Form

The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York (“DTC”) will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred, except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant’s accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

We will wire principal and interest payments to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

Notes represented by a global note will be exchangeable for certificated notes with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

The Trustee

Resignation or Removal of Trustee

If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act of 1939, as amended, the Trustee shall either eliminate its interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and either the Senior Indenture or Subordinated Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with the terms and conditions of such Indenture.

The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series.

Limitations on Trustee if it is a Creditor of Star Gas Partners

Each Indenture will contain certain limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of Star Gas Partners, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Annual Trustee Report to Holders of Debt Securities

The Trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the Trustee’s eligibility to serve as such, the priority of the Trustee’s claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee

Each Indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the Trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

FEDERAL INCOME TAX CONSIDERATIONS

This section is a summary of the material tax considerations that may be relevant to prospective unitholders and, to the extent described below under “—Tax Consequences of Unit Ownership—Legal Opinions and Advice,” expresses the opinion of Phillips Nizer LLP, special counsel to the General Partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), its existing and proposed regulations and current administrative rulings and court decisions all of which are subject to change even with retroactive effect. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to we or us are references to both us and Star Gas Propane.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of units.

Tax Consequences of Unit Ownership

Legal Opinions and Advice.    Counsel is of the opinion that based on the representations and subject to the qualifications in the detailed discussion that follows, for federal income tax purposes:

(1)	Star Gas Partners and Star Gas Propane have been and will each be treated as a partnership; and

(2)	owners of units, with certain exceptions, as described in “—Tax Treatment of Unitholders—Limited Partner Status” below, will be treated as partners of Star Gas Partners, but not Star Gas Propane.

In addition, all statements as to matters of law and legal conclusions but not as to factual matters contained in this section, unless otherwise noted, reflect the opinion of counsel and some are based on the accuracy of the representations we make.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Thus, no assurance can be provided that the opinions and statements made here would be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, no assurance can be given that the tax treatment of Star Gas Partners or an investment in Star Gas Partners will not be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, counsel has not rendered an opinion on the following specific federal income tax issues:

(1)	the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (see “—Tax Treatment of Unitholders—Treatment of Short Sales”);

(2)	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see “—Disposition of Units—Allocations Between Transferors and Transferees”); and

(3)	whether our method for depreciating Section 743 adjustments is sustainable (see “—Disposition of Units—Section 754 Election”);

Partnership Status.    A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

No ruling has been or will be sought from the IRS as to the status of Star Gas Partners or Star Gas Propane as a partnership for federal income tax purposes. Instead, we have relied on the opinion of counsel that, based upon the Code, its regulations, published revenue rulings and court decisions and representations described below, Star Gas Partners and Star Gas Propane have been and will each be classified as a partnership for federal income tax purposes.

In rendering its opinion, counsel has relied on factual representations made by Star Gas Partners and the general partner. Such factual matters for taxable years beginning before December 31, 1996 are as follows:

(a)	For Star Gas Partners and Star Gas Propane, the general partner, at all times while acting as general partner of the relevant partnership, had a net worth, computed on a fair market value basis, excluding its interest in Star Gas Partners and Star Gas Propane and any notes or receivables due from such partnerships, equal to at least $6.0 million;

(b)	Star Gas Partners has been operated in accordance with

(1)	all applicable partnership statutes,

(2)	the partnership agreement, and

(3)	its description in this prospectus;

(c)	Star Gas Propane has been operated in accordance with

(1)	all applicable partnership statutes,

(2)	the limited partnership agreement for Star Gas Propane, and

(3)	its description in this prospectus;

(d)	The general partner has at all times acted independently of the limited partners; and

(e)	For each taxable year, more than 90% of the gross income of Star Gas Partners has been derived from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, and/or from noncontingent interest (but which is not from a financial business).

These factual matters for taxable years beginning after December 31, 1996 are as follows:

(a)	Neither Star Gas Partners nor Star Gas Propane has elected, or will elect, to be treated as an association or corporation;

(b)	Star Gas Partners has been and will be operated in accordance with

(1)	all applicable partnership statutes,

(2)	the partnership agreement of Star Gas Partners as it may be amended or restated, and

(3)	its description in this prospectus;

(c)	Star Gas Propane has been and will be operated in accordance with

(1)	all applicable partnership statutes,

(2)	the Star Gas Propane partnership agreement, and

(3)	its description in this prospectus; and

(d)	For each taxable year, more than 90% of the gross income of Star Gas Partners has been and will be derived from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or their products and/or income from noncontingent interest (but which is not from a financial business).

Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the “Qualifying Income Exception”) exists with respect to publicly-traded partnerships, 90% or more of whose gross income for every taxable year consists of “qualifying income.” Qualifying income includes interest from other than a financial business and other than certain types of contingent interest, dividends and income and gains from the transportation, storage, processing and marketing of crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane and the transportation of propane and natural gas liquids. Based upon the representations of Star Gas Partners and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our gross income will constitute qualifying income. We estimate that less than 7.9% of our gross income for each taxable year will not constitute qualifying income.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets (subject to liabilities) to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in Star Gas Partners. This contribution and liquidation should be tax-free to unitholders and Star Gas Partners, so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If Star Gas Partners or Star Gas Propane were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and its net income would be taxed to Star Gas Partners or Star Gas Propane at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of Star Gas Partners’ current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units, or taxable capital gain, after the unitholder’s tax basis in the units is reduced to zero. Accordingly, treatment of either Star Gas Partners or Star Gas Propane as an association taxable as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on the assumption that Star Gas Partners will be classified as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

Limited Partner Status.    Unitholders who have become limited partners of Star Gas Partners will be treated as partners of Star Gas Partners for federal income tax purposes. Counsel is of the opinion that (a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners and (b) Star Gas Partners unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of Star Gas Partners for federal income tax purposes. As there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such units for federal income tax purposes. See “—Treatment of Short Sales.” Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by this unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in Star Gas Partners for federal income tax purposes.

Flow-through of Taxable Income.    No federal income tax will be paid by Star Gas Partners. Instead, each Star Gas Partners unitholder who is a partner for federal income tax purposes will be required to report on his income tax return his allocable share of the income, gains, losses and deductions of Star Gas Partners without regard to whether corresponding cash distributions are received by that unitholder. Consequently, a unitholder may be allocated income from Star Gas Partners even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of Star Gas Partners income, gain, loss and deduction for the taxable year of Star Gas Partners ending with or within the taxable year of the unitholder.

Although it is not expected that Petro and its affiliates will pay significant federal income tax for 2002 and for several years thereafter, Petro and its affiliates expect to generate earnings and profits during that time making a portion of the distributions from them to Star Gas Partners taxable dividend income to Star Gas Partners and thus, to the unitholders. Such dividend income cannot be offset by past or future losses generated by our propane activities.

Treatment of Partnership Distributions.    Distributions by Star Gas Partners to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of the tax basis he has in his units immediately before the distribution. Our cash distributions in excess of a Star Gas Partners unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See “—Limitations on Deductibility of Star Gas Partners’ Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of the tax basis he has in his units, if such distribution reduces his share of our “unrealized receivables”, including depreciation recapture, and/or substantially appreciated “inventory items”, both as defined in Section 751 of the Code, and collectively, “Section 751 Assets”. To that extent, he will be treated as having received a distribution of his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in a unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the Star Gas Partners unitholder’s tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

Tax Rate.    In general, the highest effective United States Federal income tax rate for individuals for 2002 is 38.6%. In general, for 2002, net capital gains of an individual are subject to a maximum 20% tax rate if the asset was held for more than 12 months at the time of disposition.

Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, deduction, or loss for purposes of the alternative minimum tax. The minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Basis of Units.    A unitholder will have an initial tax basis for his units equal to the price he paid for them or, generally, the adjusted basis of any property contributed in exchange for units. His basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from Star Gas Partners and by the unitholder’s share of Star Gas Partners’ losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. See “—Disposition of Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Star Gas Partners’ Losses.    The deduction by a Star Gas Partners unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” regarding our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions made to him cause his “at risk” amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or “at risk” amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above such gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of his units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations can deduct losses from passive activities, which are generally, activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, interest and dividend income received by us, such as dividends from Petro and its affiliates, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s income generated by us may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of such taxpayer’s “net investment income.” As noted, a unitholder’s share of our net passive income will be treated as that taxpayer “net investment income.” The IRS has indicated that net passive income from a publicly traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:

(1)	interest on indebtedness properly allocable to property held for investment;

(2)	our interest expense attributed to portfolio income; and

(3)	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Allocation of Star Gas Partners’ Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units and not to the senior subordinated units or junior subordinated units, or that incentive distributions are made to holders of senior subordinated units, junior subordinated units or general partner units or to holders of senior subordinated units and not to junior subordinated units or general partner units, gross income will be allocated to the recipients to the extent of those distributions. If we have a net loss, our items of income, gain, loss and deduction will generally be allocated first, to the general partner and the unitholders in accordance with their percentage interests to the extent of their positive capital accounts, as maintained under our partnership, agreement, and, second, to the general partner.

As required by Section 704(c) of the Code and as permitted by its Regulations, some items of our income, deduction, gain and loss will be allocated in a manner to account for the difference between the tax basis and fair market value of property that is contributed or deemed contributed to us by a partner. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus. The effect of these allocations to a unitholder purchasing units in our offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, specified items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Regulations provide that an allocation of items of Star Gas Partners income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, (the “Book-Tax Disparity”), will generally be given effect for federal income tax purposes in determining a partner’s distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s distributive share of an item will be determined on the basis of the partner’s interest in Star Gas Partners, which will be determined by taking into account all the facts and circumstances, including the partner’s relative contributions to Star Gas Partners, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

Counsel is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees”, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Entity-Level Collections.    If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, Star Gas Partners is authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current Star Gas Partners unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by Star Gas Partners as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

Treatment of Short Sales.    A Star Gas Partners unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of ownership of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss for those units would not be reportable by the unitholder, any cash distributions received by the unitholder for those units would be fully taxable and all of these distributions would appear to be treated as ordinary income. Counsel has not rendered an opinion regarding a treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See also “—Disposition of Units—Recognition of Gain or Loss.”

Tax-exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences to them. Employee benefit plans and most other organizations that are exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by such an organization from the ownership of a unit will be unrelated business taxable income and thus will be taxable to that unitholder.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

Under current rules applicable to publicly-traded partnerships, we are required to withhold as taxes 38.6% of any cash distributions made to foreign unitholders. A foreign unitholder may claim a credit for those taxes. If that tax exceeds the taxes due from the foreign unitholder, he may claim a refund. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on the applicable Form W-8 in order to obtain a credit for the taxes withheld. A change in applicable law may require us to change these procedures. In addition, non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States on account of ownership of those units. As a consequence, they will be required to file federal tax returns for their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain.

Because a foreign corporation that owns units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, such a unitholder is subject to special information reporting requirements under the Code and related regulations.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business. Except to the extent the ruling applies, as to which counsel has not opined, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

Tax Treatment of Operations

Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each Star Gas Partners unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his allocable share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to report in income for his taxable year his share of more than one year of our income, gain, loss and deduction. See “—Disposition of Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.    The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the general partner and our other unitholders as of that time. See “—Tax Treatment of Unitholders—Allocation of Star Gas Partners’ Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions for goodwill conveyed to us on formation. Property subsequently acquired or constructed by us may be depreciated using accelerated methods permitted by the Code.

The cost incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions for our property may be required to recapture such deductions as ordinary income upon a sale of his interest in us. See “—Tax Treatment of Unitholders—Allocation of Star Gas Partners’ Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

Uniformity of Units.    Because we cannot match transferors and transferees of units, uniformity of the economic and tax characteristics of the units to a purchaser of these units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the units. See “—Disposition of Units—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the basis of such property, or treat that portion as nonamortizable, to the extent attributable to property the basis of which is not amortizable consistent with the regulations under Section 743, but despite its inconsistency with Treasury Regulation Section 1.167(c)-1(a)(6) which is expected to directly apply to a material portion of our assets. See “—Disposition of Units—Section 754 Election.” To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the regulations and legislative history. If we determine that this a position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this type of challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. See “—Disposition of Units—Recognition of Gain or Loss.”

Valuation of Star Gas Partners Property and Basis of Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by Star Gas Partners unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

State and Local Tax Considerations.    For a discussion of the state and local tax considerations arising from an investment in units, see “—State, Local and Other Tax Considerations” at the end of this section.

Administrative Matters

Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes each unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned earlier, to determine the unitholder’s share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result that conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective Star Gas Partners unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from any audit of this kind may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of that unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the “Tax Matters Partner” for these purposes. The amended and restated partnership agreement appoints the general partner as the Tax Matters Partner of Star Gas Partners.

The Tax Matters Partner will make specified elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a Star Gas Partners unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. If Star Gas Partners elects to be treated as a large partnership, which we have not done and do not currently intend to do, a unitholder will not have the right to participate in settlement conferences with the IRS or to seek a refund.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. However, if we elect to be treated as a large partnership, which it does not currently intend to do, the unitholders would be required to treat all partnership items in a manner consistent with our return.

Each partner in an electing large partnership takes into account separately a number of items determined at the partnership level. In addition, miscellaneous itemized deductions of an electing large partnership are not passed through to the partners and 30% of such deductions are used at the partnership level.

A number of changes have recently been made to the tax compliance and administrative rules relating to electing large partnerships. Adjustments relating to partnership items for a previous taxable year are generally taken into account by those persons who were partners in the previous taxable year. Each partner in an electing large partnership, however, must take into account his share of any adjustments to partnership items in the year those adjustments are made. Alternatively, an electing large partnership could elect, or in some circumstances could be required to, directly pay the tax resulting from any adjustments of this kind. In either case, therefore, unitholders could bear significant costs associated with tax adjustments relating to periods predating their acquisition of units. Although we are authorized under our partnership agreement to do so, we have not and do not expect to elect to have the large partnership provisions apply to us because of the cost of their application.

Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is:

(1)	a person that is not a United States person,

(2)	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or

(3)	a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report this information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Registration as a Tax Shelter.    The predecessor general partner, as our organizer, has registered us as a tax shelter with the Secretary of the Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken.

The IRS has issued the following tax shelter registration number to Star Gas Partners: 96026000016. Issuance of this Registration Number does not indicate that investment in Star Gas Partners or the claimed tax benefits have been reviewed, examined or approved by the IRS.

We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose the tax shelter registration number of Star Gas Partners on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by Star Gas Partners is claimed or income of Star Gas Partners is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

Accuracy-related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000, $10,000 for most corporations. The amount of any understatement subject to penalty generally is reduced if any portion of the understatement is attributable to a position adopted on the return (1) for which there is, or was, “substantial authority” or (2) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. More stringent rules apply to “tax shelters,” a term that in this context does not appear to include Star Gas Partners. If any Star Gas Partners item of income, gain, loss or deduction included in the distributive shares of unitholders might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on its return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of that valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000, $10,000 for most corporations. If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Disposition of Units

Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis in the units that were sold. The amount realized by the unitholder will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from such sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price is less than his original cost.

Should the IRS successfully contest our convention to amortize only a portion of the Section 743(b) adjustment, described under “—Section 754 Election” below, attributable to an amortizable Section 197 intangible after a sale by the general partner of units, a unitholder could realize additional gain from the sale of units than if that convention had been respected. In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, resulting in greater overall taxable income allocable to him than appropriate. Counsel is unable to opine as to the validity of the convention but believes such a contest by the IRS is unlikely because a successful contest could result in substantial additional deductions to other unitholders.

Gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed a maximum rate of 20%. A portion of this gain or loss, which could be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by us. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the unit and may be recognized even if there is a net taxable loss realized on the sale of the unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. However, a selling unitholder who can identify the units transferred with an ascertainable holding period can elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must use that identification method for all subsequent sales or exchange of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions should consult his tax advisor.

Specific provisions of the Code affect the taxation of certain financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

(1)	a short sale;

(2)	an offsetting notional principal contract; or

(3)	a futures or forward contract for the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract for a partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related party then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer who or that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the principal national securities exchange on which the units are then traded on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

The use of this allocation method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units any time during a quarter and who disposes of these units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Section 754 Election.    We have made the election permitted by Section 754 of the Code, which generally permits us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in such assets (“Basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Code require a partnership that adopts the remedial allocation method (which we have done) to depreciate the portion of the Section 743(b) increase with respect to the recovery property that is attributable to Section 704(c) built-in gain over the remaining cost recovery period for the Section 704(c) built-in gain. Any remaining portion of the Section 743(b) adjustment is recovered as if it were newly-purchased recovery property placed in service when the purchaser purchased his partnership interest. The recovery allowance for the purchaser’s share of common basis is unaffected by the Section 743(b) adjustment.

However, the Treasury regulations under Section 197 indicate that the Section 743(b) adjustment attributable to a section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the common unit. Furthermore, under Treasury regulation Section 1.167(c)-1(a) (6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 of the Code is generally required to be depreciated using either the straight-line method or the 150% declining balance method.

Pursuant to our partnership agreement, we have adopted a convention to preserve the uniformity of common units even if such convention is not consistent with certain Treasury regulations. See “Tax Treatment of Operations—Uniformity of Common Units.” Although counsel is unable to opine as to the validity of this method, we intend to depreciate the portion of Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property. This method is consistent with the regulations under Section 743, but arguably inconsistent with Treasury regulation Section 1.167(c)-1(a) (6), which is not expected to directly apply to a material portion of our assets, and Treasury regulation Section 1.197-2(g) (3). To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain unitholders. See “—Tax Treatment of Operations—Uniformity of Units.”

The allocation of the Section 743(b) adjustment must be made in accordance with the Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by us to goodwill which, as an intangible asset, would be amortizable over a longer period of time than our tangible assets.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than those units’ share of the aggregate tax basis to us of our assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those unit’s share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or adversely by the election.

The calculations involved in the Section 754 election are complex and we will make them on the basis of assumptions as to the value of our assets and other matters. We cannot assure that our determinations will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If such permission is granted, a subsequent purchaser of Star Gas Partners units may be allocated more income than he would have been allocated had the election not been revoked.

Notification Requirements.    A Star Gas Partners unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination.    Star Gas Partners and Star Gas Propane will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Star Gas Partners capital and profits within a twelve-month period. A termination of Star Gas Partners will cause a termination of Star Gas Propane. A termination of Star Gas Partners will result in the closing of Star Gas Partners’ taxable year for all Star Gas Partners unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the tax year of Star Gas Partners may result in more than 12 months’ taxable income or loss of Star Gas Partners being includable in his taxable income for the year of termination. Tax elections required to be made by Star Gas Partners, including a new election under Section 754 of the Code, must be made after a termination and a termination could result in a deferral of Star Gas Partners deductions for depreciation. A termination could also result in penalties if Star Gas Partners were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject Star Gas Partners to, any tax legislation enacted before the termination.

State, Local and Other Tax Considerations

In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he or she resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in Star Gas Partners. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Star Gas LLC anticipates that substantially all of our income will be generated in the following states: Connecticut, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, West Virginia and Wisconsin. Each of these states currently imposes a personal income tax; however, New Hampshire’s tax only applies to interest and dividend income. Some of them may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See  “—Tax Treatment of Unitholders—Entity-Level Collections.” Based on current law and our estimate of our future operations, we do not anticipate that any amounts required to be withheld will be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences of his investment in us, under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all U.S. federal, state and local, tax returns that may be required. Counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

Investment in Us by Employee Benefit Plans

An investment in us by an employee benefit plan is subject to certain additional considerations because the investment of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and restrictions imposed by Section 4975 of the Code. As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(c) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after tax investment return. See “Federal Income Tax Considerations —Tax Exempt Organizations and Other Investors.” The person with investment discretion with respect to the assets of an employee benefit plan (a “fiduciary”) should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for such plan.

Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan.

In addition to considering whether the purchase of limited partnership units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of such plan or our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

The Department of Labor regulations provided guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Pursuant to these regulations, an entity’s assets would be considered to be “plan assets” if, among other things, (a) the equity interest acquired by employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an “Operating Partnership”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interest held by our general partner, its affiliates and certain other persons) is held by the employee subject to ERISA (such as government plans). Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above and may also satisfy the requirements in (c).

Plan fiduciaries contemplating a purchase of limited partnership units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

CONFLICTS OF INTEREST

Conflicts of Interest May Arise as a Result of the Publicly-Traded Limited Partnership Structure

Conflicts of interest have arisen and could arise in the future as a result of relationships between the general partner and its affiliates, on the one hand, and Star Gas Partners or any of the limited partners, on the other hand. The directors and officers of the general partner have fiduciary duties to manage the general partner in a manner beneficial to its members. In general, the general partner has a fiduciary duty to manage Star Gas Partners in a manner beneficial to Star Gas Partners and the unitholders. The partnership agreement contains provisions that allow the general partner to take into account the interests of parties in addition to Star Gas Partners in resolving conflicts of interest. In effect, these provisions limit its fiduciary duty to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, constitute breaches of fiduciary duty. An audit committee of the Star Gas LLC board has been created, consisting of two directors who are not officers of the general partner. At the request of the general partner the audit committee will review conflicts of interest that may arise between the general partner or its affiliates, on the one hand, and Star Gas Partners, on the other. Conflicts of interest could arise in the situations described below, among others:

Actions Taken by the General Partner May Affect the Amount of Cash Available for Distribution to Unitholders or Accelerate the Right to Convert Senior Subordinated Units and Junior Subordinated Units.    The amount of cash that is available for distribution to unitholders is affected by decisions of the general partner regarding matters such as:

•	cash expenditures;

•	participation in capital expansions and acquisitions;

•	borrowings;

•	issuance of additional units; and

•	establishment of reserves.

In addition, borrowings by Star Gas Partners do not constitute a breach of any duty owed by the general partner to the unitholders, including those borrowings that have the purpose or effect of:

•	causing incentive distributions to be made; or

•	hastening the expiration of the subordination period.

The partnership agreement provides that we may borrow funds from the general partner and its affiliates although the general partner and its affiliates may not borrow funds from us.

Star Gas Partners’ Borrowings May Enable the General Partner to Permit Distributions on the Senior Subordinated Units, Junior Subordinated Units and General Partner Units.    Typically the general partner must act as a fiduciary to Star Gas Partners and the unitholder, and therefore must consider our best interests. However, it is not a breach of the general partner’s fiduciary duty under the partnership agreement if our borrowings are effected in a manner that, directly or indirectly, enables the general partner to permit the payment of distributions on the senior subordinated units, junior subordinated units and general partner units.

The General Partner Intends to Limit Its Liability with Respect to Star Gas Partners’ Obligations.    The general partner intends to limit its liability under contractual arrangements so that the other party has recourse only as to all or particular assets of Star Gas Partners, and not against the general partner or its assets. The partnership agreement provides that any action taken by the general partner to limit its liability, or that of Star Gas Partners, is not a breach of the general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Unitholders Have No Right to Enforce Obligations of the General Partner and Its Affiliates Under Agreements with Star Gas Partners.    We will acquire services from, or provide services to, the general partner and its affiliates on an ongoing basis. The agreements relating to these arrangements will not grant to the unitholders, separate and apart from Star Gas Partners, the right to enforce the obligations of the general partner and its affiliates in favor of Star Gas Partners.

Contracts Between Star Gas Partners on the One Hand, and the General Partner and Its Affiliates on the Other Will Not Be the Result of Arm’s-Length Negotiations.    The partnership agreement allows the general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. The general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between Star Gas Partners, on the one hand, and the general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations. All of these transactions entered into are required to be on terms that are fair and reasonable to us.

The General Partner’s Affiliates May Compete with Star Gas Partners.    Except for Irik P. Sevin, affiliates of the general partner are not prohibited from competing with us. Mr. Sevin’s noncompetition agreement with us provides that he will not engage in the retail propane or retail home heating oil business in the United States so long as he:

•	is a director, officer or employee of the general partner, Star Gas Partners or a subsidiary of Star Gas Partners; or

•	has access to information that would put Star Gas Partners at a competitive disadvantage.

Further, Mr. Sevin is precluded from employing any person who was a managerial employee of the general partner, Star Gas Partners or a subsidiary of Star Gas Partners for the twelve months after that employment so long as Mr. Sevin and his mother, Ms. Audrey Sevin, own in the aggregate more than a 10% voting interest in the general partner.

Fiduciary Duties Owed to Unitholders by the General Partner as Prescribed by Law and the Partnership Agreement

The general partner is accountable to us and the Star Gas Partners unitholders as a fiduciary. Consequently, the general partner must exercise good faith and integrity in handling our assets and affairs. In contrast to the relatively well-developed law concerning fiduciary duties owed by officers and directors to the common stockholders of a corporation, the law concerning the duties owed by general partners to other partners and to partnerships is relatively undeveloped. Neither the Delaware Act nor case law defines with particularity the fiduciary duties owed by general partners to limited partners of a limited partnership. The Delaware Act does provide that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by general partners to limited partners and the partnership. Fiduciary duties are generally considered to include an obligation to act with the highest good faith, fairness and loyalty. Such duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner from taking any action or engaging in any transaction where a conflict of interest is present. In order to induce the general partner to manage the business of Star Gas Partners, the partnership agreement contains various provisions limiting the fiduciary duties that might otherwise be owed by the general partner. The partnership agreement also contains provisions that waive or consent to conduct by the general partner that might otherwise raise issues of compliance with fiduciary duties or applicable law.

In order to become a limited partner of Star Gas Partners, a unitholder is required to agree to be bound by the provisions of the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The Delaware Act also provides that a partnership agreement is enforceable even if not signed by a person being admitted as a limited partner or becoming an assignee of a limited partner interest in accordance with the terms of that agreement.

Whenever a conflict of interest arises between the general partner or its affiliates, on the one hand, and Star Gas Partners or any other partner, on the other, the general partner shall resolve this conflict. The general partner shall not be in breach of its obligations under the partnership agreement or its duties to Star Gas Partners or the unitholders if the resolution of this conflict is fair and reasonable to Star Gas Partners. Any resolution is deemed to be fair and reasonable to Star Gas Partners if the resolution is:

(1)	approved by the audit committee, although no party is obligated to seek approval and the general partner may adopt a resolution or course of action that has not received approval;

(2)	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

(3)	fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

PLAN OF DISTRIBUTION

We may sell securities covered by this prospectus to or through underwriters or dealers, and we also may sell securities directly to other purchasers or through agents.

We will prepare a prospectus supplement for each offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.

If we use underwriters or dealers in the sale, they will acquire the securities for their own account and they may resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may sell the securities directly or through agents designated by us from time to time. We will name any agent involved in the offering and sale of the securities for which this prospectus is delivered, and disclose any commissions payable by us to the agent or the method by which the commissions can be determined in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF SECURITIES

The validity of the securities will be passed upon for Star Gas Partners by Phillips Nizer LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Star Gas Partners, L.P. and subsidiaries as of September 30, 2000 and 2001 and for each of the years in the three-year period ended September 30, 2001 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The balance sheets of Star Gas LLC as of September 30, 2000 and 2001 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Meenan Oil Co., L.P. as of June 30, 2001 and 2000 and for each of the years in the three-year period ended June 30, 2001 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accounts, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read our SEC filings over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy documents at the SEC’s public reference room in Washington, D.C. at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We have filed with the SEC a registration statement on Form S-3, regarding the securities offered by this prospectus. The SEC allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. Regarding Star Gas Partners and the securities offered by this prospectus, we refer you to that registration statement on Form S-3 and its related exhibits and schedules for further information and also to “Incorporation of Certain Documents by Reference” below.

FORWARD-LOOKING STATEMENTS

Many of the statements contained in this prospectus, including, without limitation, statements regarding our business strategy, plans and objectives of our management for future operations and statements made under “Cash Available for Distribution” are forward-looking within the meaning of the federal securities laws. These statements use forward-looking words, such as “anticipate,” “continue,” “expect,” “may,” “will,” “estimate,” “believe” or other similar words. These statements discuss future expectations or contain projections. Although we believe that the expectations reflected in the forward-looking statements are reasonable, actual results may differ from those suggested by the forward-looking statements for various reasons, including:

•	the effect of weather conditions on our financial performance;

•	our ability to obtain new customers and retain existing customers;

•	the price and supply of propane, home heating oil, natural gas and electricity;

•	our ability to successfully identify and close strategic acquisitions and make cost saving changes in operations;

•	the effect of national and regional economic conditions;

•	the condition of the capital markets in the U.S.; and

•	the political and economic stability of the oil producing regions of the world.

When considering forward-looking statements, you should keep in mind the risk factors referred to in this prospectus. The risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

You should consider the above information when reading any forward-looking statement in:

•	this prospectus; or

•	documents incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by Star Gas Partners with the SEC are incorporated by reference in this prospectus:

•	Star Gas Partners’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001.

•	Star Gas Partners’ Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2001.

•	Star Gas Partners’ Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002.

•	Star Gas Partners’ Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, as amended.

•	Star Gas Partners’ Current Report on Form 8-K, dated January 7, 2002.

•	Star Gas Partners’ Current Report on Form 8-K, dated June 5, 2002.

•	Star Gas Partners’ Current Report on Form 8-K, dated June 6, 2002.

•	Star Gas Partners’ Current Report on Form 8-K, dated September 17, 2002.

•	Star Gas Partners’ Current Report on Form 8-K, dated November 4, 2002.

•	The description of the common units representing limited partnership interests contained in the Registration Statement on Form 8-A, initially filed May 15, 1998, and any subsequent amendment thereto filed for the purpose of updating such description.

•	Star Gas Partners’ Registration Statement on Form 8-A, dated April 17, 2001.

In addition, all other reports and documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering shall be deemed incorporated by reference in this prospectus from the date of filing of those reports and documents. If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

This prospectus incorporates documents by reference that are not included with this prospectus. These documents, excluding exhibits to the documents, are available without charge, upon oral or written request by any person to whom this prospectus is delivered. Contact Star Gas LLC, 2187 Atlantic Street, Stamford, Connecticut 06902, Attention: Richard F. Ambury, Vice President and Treasurer, telephone (203) 328-7313.

ANNEX A—APPLICATION FOR TRANSFER OF COMMON UNITS

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form shown or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

APPLICATION FOR TRANSFER OF COMMON UNITS

The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

The Assignee

(a)	requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Star Gas Partners, L.P. (the “Partnership”), as amended, supplemented or restated to the date hereof (the “Partnership Agreement”),

(b)	represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement,

(c)	appoints the General Partner and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment hereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement,

(d)	gives the powers of attorney provided for in the Partnership Agreement and

(e)	makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to those terms in the Partnership Agreement.

Date:
Social Security or other identifying number of Assignee	Signature of Assignee
Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

☐ Individual	☐ Partnership	☐ Corporation
☐ Trust	☐ Other (specify)

Nationality (check one):

☐ U.S. Citizen, Resident or Domestic Entity
☐ Foreign Corporation	☐ Non-resident Alien

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

A-1

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended, the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.	Individual Interestholder

1.	I am not a non-resident alien for purposes of U.S. income taxation.

2.	My U.S. taxpayer identification number (Social Security Number) is .

3.	My home address is .

B.	Partnership, Corporation or Other Interestholder

1.	is not a foreign corporation, foreign partnership,

        (Name of Interestholder)

         foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.     The interestholder’s U.S. employer identification number is                                                          .

3.	The interestholder’s office address and place of incorporation (if applicable) is .

The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of

(Name of Interestholder)

Signature and Date

Title (if applicable)

Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

A-2

ANNEX B—GLOSSARY OF TERMS

Adjusted Operating Surplus: For any period, Operating Surplus generated during that period as adjusted to:

(a)	decrease Operating Surplus by:

(1)	any net increase in working capital borrowings during that period, and

(2)	any net reduction in cash reserves for Operating Expenditures during that period not relating to an Operating Expenditure made during that period; and

(b)	increase Operating Surplus by:

(1)	any net decrease in working capital borrowings during that period, and

(2)	any net increase in cash reserves for Operating Expenditures during that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(1) of the definition of Operating Surplus.

Available Cash:    For any quarter prior to liquidation:

(a)	the sum of:

(1)	all cash and cash equivalents of the Star Gas Partners and its subsidiaries on hand at the end of that quarter, and

(2)	all additional cash and cash equivalents of Star Gas Partners and its subsidiaries on hand on the date of determination of Available Cash for that quarter resulting from Working Capital Borrowings after the end of that quarter;

(b)	less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:

(1)	provide for the proper conduct of the business of Star Gas Partners and its subsidiaries (including reserves for future capital expenditures) after that quarter,

(2)	provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters, or

(3)	comply with applicable law or any debt instrument or other agreement or obligation to which any member of Star Gas Partners and its subsidiaries is a party or its assets are subject;

provided, however, that the general partner may not establish cash reserves for distributions to the senior subordinated units unless the general partner has determined that in its judgment the establishment of reserves will not prevent Star Gas Partners from distributing the minimum quarterly distribution on all common units and any common unit arrearages thereon for the next four quarters; and

provided further, that disbursements made by Star Gas Partners and its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of Available Cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within that quarter if the general partner so determines.

Capital Account:    The capital account maintained for a partner under the amended and restated partnership agreement. The Capital Account for a common unit, a subordinated unit, a junior subordinated unit, a general partner unit or any other specified interest in Star Gas Partners shall be the amount which that Capital Account would be if that common unit, subordinated unit, junior subordinated unit, general partner unit or other interest in Star Gas Partners were the only interest in Star Gas Partners held by a partner.

Capital Surplus:    All Available Cash distributed by Star Gas Partners from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of Star Gas Partners equals the Operating Surplus as of the end of the quarter before that distribution. Any excess Available Cash will be deemed to be Capital Surplus.

Closing Price:    The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the board of directors of the general partner. If on that day no market maker is making a market in the units of that class, the fair value of such units on that day as determined reasonably and in good faith by the board of directors of the general partner.

Current Market Price:    With respect to any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily Closing Prices for the 20 consecutive trading days immediately prior to such date.

EBITDA:    Earnings before interest, taxes, depreciation and amortization, Total Gas & Electric customer acquisition expense and unit compensation expense, less net gain (loss) on sales of fixed assets and before the impact of SFAS No. 133.

Interim Capital Transactions:

(a)	borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any member of Star Gas Partners and its subsidiaries;

(b)	sales of equity interests (including common units sold to the underwriters in the exercise of their over-allotment option) by any member of Star Gas Partners and its subsidiaries; and

(c)	sales or other voluntary or involuntary dispositions of any assets of any member of Star Gas Partners and its subsidiaries (other than sales or other dispositions of inventory in the ordinary course of business, sales or other dispositions of other current assets, including, without limitation, receivables and accounts, in the ordinary course of business and sales or other dispositions of assets as a part of normal retirements or replacements), in each case before the dissolution and liquidation of Star Gas Partners.

Operating Expenditures: All expenditures of Star Gas Partners and its subsidiaries including taxes, reimbursements of the general partner, debt service payments, and capital expenditures, subject to the following:

(a)	Payments (including prepayments) of principal and premium on a debt shall not be an Operating Expenditure if the payment is:

(1)	required for the sale or other disposition of assets or

(2)	made for the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the general partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by Star Gas Partners and its subsidiaries within 180 days before or after that payment to the extent of the principal amount of that indebtedness.

(b)	Operating Expenditures shall not include:

(1)	capital expenditures made for acquisitions or for capital improvements (as opposed to capital expenditures made to maintain assets),

(2)	payment of transaction expenses relating to Interim Capital Transactions,

(3)	payment of transaction expenses related to the merger and the transactions contemplated by the merger, or

(4)	distributions to partners. Where capital expenditures are made in part for acquisitions or capital improvements and in part for other purposes, the general partner’s good faith allocation between the amounts paid for each shall be conclusive.

Operating Surplus:    As to any period before liquidation:

(a)	the sum of:

(1)	$20,340,600 plus all cash of Star Gas Partners and its subsidiaries on hand as of the close of business on the closing date of the initial public offering,

(2)	all the cash receipts of Star Gas Partners and its subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from Interim Capital Transactions (except to the extent specified in the amended and restated partnership agreement, and

(3)	all cash receipts of Star Gas Partners and its subsidiaries after the end of that period but on or before the date of determination of Operating Surplus for the period resulting from borrowings for working capital purposes; less

(b)	the sum of:

(1)	Operating Expenditures for the period beginning on the date of the closing of the initial public offering and ending with the last day of that period, and

(2)	the amount of cash reserves that is necessary or advisable in the reasonable discretion of the general partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to Star Gas Partners or any of its subsidiaries or disbursements on behalf of Star Gas Partners or any of its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of Available Cash for that period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within that period if the general partner so determines.

Notwithstanding the foregoing, “Operating Surplus” for the quarter in which the liquidation date occurs and any later quarter shall equal zero.

Subordination period:    The subordination period will extend from the date of the closing of the initial public offering until the first to occur of the following:

(a)	the first day of any quarter beginning on or after October 1, 2002 for which:

(1)	distributions of Available Cash from Operating Surplus on each of the outstanding common units, senior subordinated units, junior subordinated units and general partner units equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and junior subordinated units for each of the three non-overlapping four-quarter periods immediately preceding that date;

(2)	the Adjusted Operating Surplus, generated during each of the three immediately preceding, non-overlapping four quarter periods equaled or exceeded the sum of minimum quarterly distribution on all of the common units, senior subordinated units, junior subordinated units and general partner units that were outstanding during those periods on a fully diluted basis for employee options or other employee incentive compensation (i.e., taking into account for purposes of that determination all outstanding common units, senior subordinated units, junior subordinated units and general partner units and all common units issuable upon exercise of employee options that have, as of the date of determination, already vested or are scheduled to vest before the end of the quarter immediately following the quarter for which determination is made, and all units that have, as of the date of determination, been earned by but not yet issued to management of Star Gas Partners for incentive compensation); and

(3)	there are no arrearages in payment of the minimum quarterly distribution on the common units.

(b)	the date on which the general partner is removed as general partner of Star Gas Partners upon the requisite vote by limited partners under circumstances where cause does not exist; provided, however, that if the general partner is removed during the subordination period within 12 months after the end of a six-quarter period in which the minimum quarterly distribution was not made on the common units for more than one of those quarters (excluding for this purpose the payment of any common unit arrearages) and the first quarter of that six-quarter period that the minimum quarterly distribution on common units was not made occurs after March 31, 2001, then the subordination period will not end. In the event that the general partner is removed under the circumstances described above, the junior subordinated units shall convert into senior subordinated units on a one-for-one basis and the distribution rights on the general partner units will rank equally with the senior subordinated units.

Working Capital Borrowings:    Borrowings under to a facility or other arrangement requiring all of its borrowings to be reduced to a relatively small amount each year for an economically meaningful period of time. Borrowings that are not intended exclusively for working capital purposes shall not be treated as Working Capital Borrowings.

We have not authorized anyone to provide information different from that contained in this prospectus supplement and the accompanying prospectus. Neither the delivery of this prospectus supplement and the accompanying prospectus nor the sale of common units means that information contained in this prospectus supplement and the accompanying prospectus is correct after the dates of this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus is not an offer to sell or a solicitation of an offer to buy these common units in any circumstances under which the offer or solicitation is unlawful.

1,300,000 Common Units

Star Gas Partners, L.P.

Representing

Limited Partner Interests

PROSPECTUS SUPPLEMENT

A.G. Edwards & Sons, Inc.

UBS Investment Bank

RBC Capital Markets

February 2, 2004